As filed with the Securities and Exchange Commission on April 21, 2020

Registration No. 333-237192

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

The Republic of Argentina

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Adrian Roberto Nador

Embassy of Argentina

1600 New Hampshire Ave., NW, Washington DC, 20009

Copies to :

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt Securities and Warrants	U.S.$50,500,000,000	100%	U.S.$50,500,000,000	U.S.$6,554,900(3)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities and/or warrants having an aggregate principal amount of US$1,152,645,202 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-219272 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be included in any prospectus hereunder.

EXPLANATORY NOTE

The registrant is filing a pre-effective amendment No. 2 (“Pre-Effective Amendment”) to registration statement no. 333- 237192 under Schedule B of the Securities Act of 1933 (the “Registration Statement”) in order to incorporate documents by reference.

This registration statement contains a prospectus, consisting of a cover page, table of contents, numbered pages 1 through 37 and a back cover, relating to debt securities and/or warrants of the Republic of Argentina (the “Republic” or “Argentina”) with a maximum aggregate principal amount of U.S.$51,652,645,202 or the equivalent thereof in one or more currencies or currency units, which may be offered and sold in the United States on or after the effective date of this registration statement. Information concerning pricing, the particular terms of such offer or sale and other matters will be included in one or more prospectus supplements filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The debt securities and/or warrants may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities and/or warrants on terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Location or Heading in Prospectus
1.	Cover Page
2.	Use of Proceeds*
3.	Description of the Securities**
4.	**
5.	**
6.	*
7.	Authorized Representative
8.	*
9.	*
10.	Plan of Distribution*
11.	***
12.	Validity of the Securities
13.	***
14.	***

*	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.
**

Additional information may be included in the Republic of Argentina’s annual report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

***	Information included in Part II to this registration statement or as an exhibit hereto or to be filed by one or more amendments to this registration statement.

PROSPECTUS

The Republic of Argentina

Debt Securities

and/or

Warrants to Purchase Debt Securities

The Republic of Argentina (the “Republic” or “Argentina”) may from time to time offer and sell its securities, including its debt securities, in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. The Republic may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. The Republic may offer securities having an aggregate principal amount of up to U.S.$51,652,645,202 (or the equivalent in other currencies). The securities will be direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged. The securities rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness (as defined below) of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the securities ratably with payments being made under any other public external indebtedness of the Republic.

The debt securities will be issued under either the 2005 Indenture (as defined below) or the 2016 Indenture (as defined below). Each of the 2005 Indenture and the 2016 Indenture contains provisions commonly known as “collective action clauses.” Under these provisions, which differ and are described below, the Republic may amend the payment provisions of any series of debt securities issued under each of the Indentures (as defined below) and other reserved matters listed in the applicable Indenture with the consent of less than all of the holders of the debt securities. See “Description of the Securities Issued Under the 2005 Indenture— Amendments and Waivers Collective Action Clauses” and “Description of the Securities Issued Under the 2016 Indenture—Meetings, Amendments and Waivers—Collective Action.”

The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the prospectus supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2020.

i

ABOUT THIS PROSPECTUS

This prospectus provides a general description of the securities the Republic may offer under the “shelf” registration statement it has filed with the SEC. Each time the Republic sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We will file a post-effective amendment to the registration statement to reflect in the prospectus any facts or events arising after the effective date of this registration statement (as it may be amended from time to time) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless such information is contained in an annual report of the Republic filed in Form 18-K, or an amendment thereto filed on Form 18-K/A, that is incorporated by reference in the registration statement. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

The following documents relating to the Republic’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement.

Forward-looking statements are statements that are not historical facts, including statements about the Republic’s beliefs and expectations. These statements are based on the Republic’s current plans, estimates and projections. While these forward-looking statements might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events, such as the COVID-19 pandemic, that are not reasonably foreseeable at this time, that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Accordingly, the Republic gives no assurance that actual events will not differ materially from the information included in this presentation. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	adverse domestic factors, such as:

•	increases in inflation;

•	increases in domestic interest rates;

•	impact of coronavirus in the economy; and

•	exchange rate volatility, any of which could lead to lower economic growth or a decrease in the Republic’s international reserves;

•	adverse external factors, such as:

•	declines in foreign investment, which could deprive the Argentine economy of capital needed for economic growth;

•

changes in international prices (including commodity prices) and high international interest rates, either of which could affect adversely the Republic’s balance of payments, decrease the Republic’s revenues and increase its expenditures ; and

•

recession or low economic growth in the Republic’s trading partners or the worldwide economy, which could decrease exports from the Republic and the country’s international competitiveness, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	other adverse factors, such as:

•	climatic events;

•	international or domestic hostilities and political uncertainty; and

•	new judgments and awards against the Republic in ongoing litigation and arbitration proceedings in several jurisdictions.

DATA DISSEMINATION

Argentina subscribes to the Special Data Dissemination Standard (“SDDS”) of the IMF, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”). For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the Republic nor any agents acting on behalf of the Republic in connection with the offer and sale of securities as contemplated in this prospectus accepts any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

PRESERVATION OF DEFENSES

Nothing in this prospectus, or in any communication from the Republic relating to any offering or otherwise, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal (as defined in the 2018 Annual Report (as defined below)) or for any other purpose. As reflected in the Settlement Proposal, the Republic values claims for calculation of the payment amount for purposes of the Settlement Proposal through the so-called “standard option” (“payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest”) or through the so-called pari passu option (“payment equal to the full amount of money judgment or an accrued claim value less a specified discount”). All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This prospectus may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

ENFORCEMENT OF CIVIL LIABILITIES

The Republic is a sovereign state. Consequently, it may be difficult for investors or a trustee to obtain, or realize in the United States or elsewhere upon, judgments against the Republic. In addition, pursuant to Argentine law, many assets of the Republic are entitled to immunity from attachment or foreclosure, including all funds dedicated to the payment of expenditures approved as part of the national budget.

See “Description of the Securities Issued Under the 2005 Indenture— Jurisdiction, Consent to Service, Enforceability and Immunities from Attachment” and “Description of the Securities Issued Under the 2016 Indenture— Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment.”

A judgment obtained against the Republic in a foreign court may be enforced in the courts of Argentina. Based on existing law, the courts of Argentina will enforce such a judgment in accordance with the terms and conditions of the treaties entered into between Argentina and the country in which the judgment was issued. As of the date of this prospectus, there is no treaty between Argentina and the United States for the enforcement in Argentina of a judgement obtained in the United States.

In the event there are no such treaties, the courts of Argentina will enforce the judgment if it:

•	complies with all formalities required for the enforceability thereof under the laws of the country in which it was issued;

•	has been translated into Spanish, together with all related documents, and it satisfies the authentication requirements of the laws of Argentina;

•

was issued by a competent court, according to Argentine principles of international law, as a consequence of a personal action (action in personam) or a real action (action in rem) over a movable property if it has been moved to Argentina during or after the time the trial was held before a foreign court;

•	was issued after serving due notice and giving an opportunity to the defendant to present its case;

•	is not subject to further appeal;

•	is not against Argentine public policy; and

•	is not incompatible with another judgment previously or simultaneously issued by an Argentine Court.

In a March 2014 decision, the Supreme Court of Argentina held that the enforcement of a foreign judgment granted to a holder of Untendered Debt (as defined below) for payment of all amounts due thereunder did not satisfy one of the requirements set forth in the Code of Civil and Commercial Procedure of the Republic (i.e., that a foreign judgment cannot contravene Argentine law principles of public policy). This ruling was based on the fact that enforcement as requested by the plaintiff would imply that such plaintiff, through an individual action filed before a foreign court, could circumvent the public debt restructuring process set forth by the Government through emergency legislation enacted in accordance with the Argentine Constitution after the debt securities subject to the foreign judgment were issued. In addition, the Supreme Court of Argentina held that such norms were part of Argentine public policy and, therefore, that the enforcement of a foreign judgment, as the one sought by the plaintiff, could not be granted as it would be clearly contrary to such legislation.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the Republic will use the net proceeds from the sale of securities for the general purposes of the Government, including the refinancing, repurchase or retirement of its domestic and external indebtedness. The Republic may also issue securities to be offered in exchange for any of its outstanding securities.

DESCRIPTION OF THE SECURITIES

General

The Republic will issue the debt securities, as the case may be, under the Trust Indenture dated June 2, 2005 (as amended from time to time, the “2005 Indenture”) between the Republic and the Bank of New York Mellon (formerly known as The Bank of New York), as trustee, or under the Indenture dated April 22, 2016 (as amended from time to time, the “2016 Indenture” and, together with the 2005 Indenture, the “Indentures”) between the Republic and The Bank of New York Mellon, as trustee.

The Republic has filed the form of the 2005 Indenture, the executed 2016 Indenture and the forms of debt securities to be issued under the 2005 Indenture and the 2016 Indenture with the SEC. This prospectus summarizes some of the terms of the debt securities and the Indentures. The summaries does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the Indentures and the forms of debt securities before making your investment decision.

This prospectus provides a general description of the debt securities and warrants that the Republic may offer under the 2005 Indenture or the 2016 Indenture. Each time the Republic offers securities, the Republic will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Certain Differences Between the 2005 Indenture and the 2016 Indenture

There are certain differences between the 2005 Indenture and the 2016 Indenture relating to collective action clauses and ranking of the debt securities. This registration statement may be used to offer securities governed by the 2016 Indenture in exchange for securities governed by the 2005 Indenture. For the convenience of the readers, a description of such differences is included below.

Collective Action Clauses

The 2005 Indenture and the 2016 Indenture contain provisions commonly known as “collective action clauses” regarding future modifications to the terms of the debt securities. Under these provisions, the Republic may amend the payment provisions of any series of debt securities issued under each of the indentures and other reserve matters listed in each of the indentures with the consent of less than all of the holders of the affected series of debt securities. These modification provisions and the requisite consents required for reserve and non-reserved matters modification in the 2016 Indenture differ from those in the 2005 Indenture. For a more detailed description, see “—Description of Debt Securities Issued under the 2005 Indenture—Amendments and Waivers—Collective Action Clauses” and “—Description of the Securities Issued Under the 2016 Indenture—Meetings, Amendments and Waivers—Collective Action.”

Indenture 2005	Indenture 2016

The Indenture 2005 permits the Republic to amend the payment provisions of debt securities and other “reserved matters” listed in the 2005 Indenture:

•   in the case of a proposed modification to a single series of debt securities issued under the 2005 Indenture, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities of that series; or

The Indenture 2016 permits the Republic to amend the payment provisions of debt securities and other “reserved matters” listed in the 2016 Indenture:

•   in the case of a proposed modification to a single series of debt securities issued under the 2016 Indenture, with the consent of the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of that series;

•   where such proposed modification would affect the outstanding debt securities of any two or more series issued under the 2005 Indenture, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and the consent of holders of not less than 662/3% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

•   where such proposed modification would affect the outstanding debt securities of any two or more series issued under the 2016 Indenture, with the consent of the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•   where such proposed modification would affect the outstanding debt securities of any two or more series issued under the 2016 Indenture, whether or not the “uniformly applicable” requirements are met, with the consent of the holders of more than 662/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and the consent of holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

For so long as any series of debt securities issued under the 2005 Indenture (2005 and 2010 debt securities) are outstanding, if the Republic certifies to the trustee and to the trustee under the 2005 Indenture that a cross-series modification is being sought simultaneously with a “2005 indenture reserve matter modification,” the 2005 and 2010 debt securities affected by such 2005 indenture reserve matter modification shall be treated as “series affected by that proposed modification” as that phrase is used in the 2016 Indenture with respect to both cross-series modifications with single aggregated voting and cross-series modifications with two-tier voting; provided, that if the Republic seeks a cross-series modification with single aggregated voting, in determining whether such modification will be considered uniformly applicable, the holders of any series of 2005 and 2010 debt securities affected by the 2005 indenture reserve matter modification shall be deemed “holders of debt securities of all series affected by that modification,” for the purpose of the uniformly applicable definition. It is the intention that in the circumstances described in respect of any cross-series modification, the votes of the holders of the affected 2005 and 2010 debt securities be counted for purposes of the voting thresholds specified in the 2016 Indenture for the applicable cross-series modification as though those 2005 and 2010 debt securities had been affected by that cross-series modification although the effectiveness of any modification, as it relates to the 2005 and 2010 debt securities, shall be governed exclusively by the terms and conditions of those 2005 and 2010 debt securities and by the 2005 Indenture; provided, however, that no such modification as to the debt securities will be effective unless such modification shall have also been adopted by the holders of the 2005 and 2010 debt securities pursuant to the amendment and modification provisions of such 2005 and 2010 debt securities.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series issued under the 2016 Indenture affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

The definition of “reserve matters” under the 2005 Indenture includes the following:

•   change the due date for the payment of the principal of (or premium, if any) or any installment of interest on the debt securities of a series;

•   reduce the principal amount of the debt securities of a series, the portion of such principal amount which is payable upon acceleration of the maturity of the debt securities of a series, the interest rate thereon or the premium payable upon redemption thereof;

•   change the coin or currency in which payment with respect to interest, premium or principal in respect of the debt securities of a series is payable;

•   shorten the period during which the Republic is not permitted to redeem the debt securities of a series, or permit the Republic to redeem the debt securities of a series if, prior to such action, the Republic is not permitted to do so;

•   reduce the proportion of the principal amount of the debt securities of a series the vote or consent of the holders of which is necessary to modify, amend or supplement the terms of the debt securities of a series or the 2005 Indenture or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided hereby or thereby to be made, taken or given, or change the definition of “Outstanding” with respect to the debt securities of a series;

•   change the obligation of the Republic to pay additional amounts with respect to the debt securities of a series;

•   change the governing law provision of the debt securities of a series;

•   change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an Authorized Agent in the Borough of Manhattan, the City of New York or in the City of London, as applicable, or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of a series, as set forth in the terms of the debt securities of such;

•   in connection with an exchange offer for the debt securities of a series, amend any event of default;

•   change the status of the debt securities of a series; or

•   authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of a series for, or convert all the debt securities of a series into, other obligations or securities of the Republic or any other person.

The definition of “reserve matters” under the 2016 Indenture includes the following:

•   change the date on which any amount is payable;

•   reduce the principal amount (other than in accordance with the express terms of the debt securities of that series and the 2016 Indenture);

•   reduce the interest rate;

•   change the method used to calculate any amount payable (other than in accordance with the express terms of the debt securities of that series and the 2016 Indenture);

•   change the currency or place of payment of any amount payable;

•   modify the Republic’s obligation to make any payments (including any redemption price therefor);

•   change the identity of the obligor;

•   change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserve matter modification”;

•   change the definition of “uniformly applicable” or “reserve matter modification”;

•   authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of the Republic or any other person; or

•   change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of such debt securities.

Ranking Provision

The 2005 Indenture and the 2016 Indenture contain provisions addressing the ranking of the debt securities issued thereunder. The latter expressly clarifies that the provision shall not be construed so as to require Argentina to make payments under any series of debt securities issued under the 2016 Indenture ratably with payments being made under any other public external indebtedness.

Indenture 2005	Indenture 2016
The debt securities issued under the 2005 Indenture will constitute the direct, unconditional, unsecured and unsubordinated obligations of the Republic. Each series will rank pari passu with each other series, without any preference one over the other by reason of priority of date of issue or currency of payment or otherwise, and at least equally with all other present and future unsecured and unsubordinated External Indebtedness (as defined herein) of the Republic.	The debt securities issued under the 2016 Indenture constitute and will constitute direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged. The debt securities issued under the 2016 Indenture rank and will rank without any preference among themselves and equally with all other unsubordinated Public External Indebtedness (as defined herein) of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the debt securities issued under the 2016 Indenture ratably with payments being made under any other Public External Indebtedness (as defined herein).

Description of Debt Securities Issued Under the 2005 Indenture

The following description summarizes some of the terms of the debt securities issued under the 2005 Indenture and the 2005 Indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the 2005 Indenture and the forms of debt securities before making your investment decision.

General

Argentina will include some or all of the following terms in the prospectus supplement relating to any series of debt securities issued under the 2005 Indenture:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•

the interest rate or rates (which may be fixed or variable), the date from which interest will accrue, the interest payment dates and the record dates for the interest payments, and the extent to which interest payments may be capitalized or paid in kind;

•	the place or places where the principal of and interest on the debt securities are payable;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Argentina to redeem the debt securities at its option;

•	any provisions that entitle you to repayment for the debt securities at your option;

•	the currency in which the debt securities are denominated and the currency in which Argentina will make payments;

•	the authorized denominations;

•	any index Argentina will use to determine the amount of principal, any premium and interest payments;

•	any covenants or agreements of Argentina and any events that give you the right to accelerate the maturity of your debt securities;

•	whether that series of debt securities will be listed and, if listed, the stock exchanges on which it will be listed;

•	any terms allowing you to exchange or convert your debt securities; and

•	any other terms of the debt securities that do not conflict with the provisions of the 2005 Indenture.

Argentina may issue debt securities pursuant to the 2005 Indenture at a discount below their stated principal amount, bearing no interest or bearing interest at a rate which at the time of issuance is below market rates. Argentina may also issue debt securities pursuant to the 2005 Indenture that have variable rates of interest but are exchangeable for fixed-rate debt securities. Argentina will describe the United States federal income tax consequences and other relevant considerations in the prospectus supplement for any such offering.

The debt securities issued under the 2005 Indenture are direct obligations of Argentina and do not have the benefit of any separate undertaking of other government entities (including Banco Central de la República Argentina).

Status

The debt securities issued under the 2005 Indenture will constitute the direct, unconditional, unsecured and unsubordinated obligations of Argentina and each series thereof will rank pari passu with each other series thereof and without preference one over the other by reason of priority of date of issue or currency of payment or otherwise, and at least equally with all other present and future unsecured and unsubordinated External Indebtedness (as defined under “Negative Pledge” below).

Payment of Principal and Interest

Unless otherwise specified in the applicable prospectus supplement, Argentina will make payments on the debt securities issued under the 2005 Indenture in U.S. dollars to the trustee for the benefit of the registered holders of the debt securities.

Unless otherwise specified in the applicable prospectus supplement, the debt securities issued under the 2005 Indenture will not be subject to any sinking fund.

Any money that Argentina deposits with the trustee for the payment of the principal of or interest any debt securities issued under the 2005 Indenture that remain unclaimed for ten years (in the case of principal) or five years (in the case of interest) or, in either case, any shorter prescription period provided by law after the principal or interest will have become due or payable will be repaid to Argentina upon written request without interest and the holder of any such debt security may thereafter look only to Argentina for payment to which such holder may be entitled. However, Argentina’s obligation to make payments on these debt securities as they become due will not be affected until the expiration of the applicable prescription period.

Additional Amounts

Argentina will make all payments of principal, premium, if any, and interest in respect of the debt securities issued under the 2005 Indenture free and clear of, and withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Republic or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. If Argentina is required to make any deduction or withholding, it will pay such additional amounts as will result in receipt by the holders of debt securities issued under the 2005 Indenture of such amounts of principal, premium and interest as would have been received by them had no such withholding or deduction been required.

Argentina will not, however, pay any additional amounts with respect to any debt security issued under the 2005 Indenture:

•

to a holder (or to a third party on behalf of a holder) where such holder is liable for such taxes, duties, assessments or governmental charges in respect of any debt security issued under the 2005 Indenture by reason of his having some connection with the Republic other than the mere holding of such debt security or the receipt of principal, premium or interest in respect thereof; or

•

where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2002 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

•

presented for payment by or on behalf of a holder who would have been able to avoid the withholding or deduction by presenting the relevant debt security issued under the 2005 Indenture to another paying agent in a Member State of the European Union; or

•

presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder of the debt securities issued under the 2005 Indenture would have been entitled to additional amounts on presenting the debt securities for payment on the last day of that 30-day period.

“Relevant Date” in respect of any debt securities issued under the 2005 Indenture means the date on which payment in respect of the debt securities first becomes due or (if the full amount of the money payable on such date has not been received by the trustee on or prior to such due date) the date on which notice is given to the holders in the manner described in “Notices” below that such moneys have been received and are available for payment.

Form and Denominations

Unless otherwise specified in the applicable prospectus supplement, Argentina will issue debt securities pursuant to the 2005 Indenture:

•	denominated in U.S. dollars;

•	in the form of one or more global securities in fully registered form (we refer to these securities as book-entry or global securities);

•	without coupons; and

•	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Redemption, Repayment and Repurchase

Unless otherwise specified in the applicable prospectus supplement, the debt securities issued under the 2005 Indenture will not be redeemable before maturity at the option of Argentina or repayable at the option of the registered holders. Nevertheless, Argentina may at any time purchase the debt securities issued under the 2005 Indenture and hold or resell them or surrender them to the trustee for cancellation.

Transfer and Exchange

The holder of a definitive debt security issued under the 2005 Indenture may transfer the same in whole or in part (in an amount equal to the authorized denomination or any integral multiple thereof) by surrendering such definitive debt security at the office of the trustee in New York City or at the office of any trustee paying agent, together with an executed instrument of transfer substantially in the form provided in the 2005 Indenture.

Argentina and the trustee will treat the person in whose name any debt securities issued under the 2005 Indenture are registered as the owner of these debt securities for the purposes of receiving any payment of principal, any premium or interest and for all other purposes.

Physical Securities

If, at any time:

(i)	a depositary located in the United States for any global security:

•	notifies Argentina that it is unwilling or unable to continue acting as depositary;

•	ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, as amended; or

•	is no longer eligible to act as such and Argentina does not appoint a successor depositary within 90 days after Argentina receives notice from the depositary or becomes aware of such ineligibility;

(ii)	a depositary located outside the United States:

•	is closed for a continuous period of 14 days (other than by reason of statutory holidays);

•	announces an intention permanently to cease business or does in fact do so;

•	is not registered or ceases to be exempt from registration or becomes required to be registered under the Securities Exchange Act of 1934, as amended; or

•	is no longer eligible to act as such;

then, the Republic’s election that such debt securities of that series issued under the 2005 Indenture be represented by a global security will no longer be effective, such global security will be deemed to be surrendered for cancellation and the Republic will execute, and the trustee, upon receipt of an officer’s certificate directing the authentication and delivery of definitive debt securities and an adequate supply of definitive debt securities, will authenticate and deliver to each beneficial owner identified by the relevant depositary, without charge, definitive debt securities of that series in any authorized denominations in an aggregate principal amount equal to the principal amount of such global security in exchange for such global security

If the trustee has instituted or has been directed to institute any judicial proceeding in a court to enforce the rights of the holders of debt securities of any series issued under the 2005 Indenture and the trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the trustee to obtain possession of the debt securities of such series, the trustee may in its sole discretion determine that the debt securities of such series represented by a global security or securities shall no longer be represented by such global security or securities. Additionally, the Republic, at its option, may determine to terminate the book entry system through the depositary for any series and make definitive debt securities of such series issued under the 2005 Indenture available to the holders of debt securities of such series or their nominees

Replacement of Physical Securities

If any physical debt securities issued under the 2005 Indenture become mutilated, destroyed, stolen or lost, you can replace them by delivering the debt securities issued under the 2005 Indenture or evidence of its loss, theft or destruction to the trustee. If the required conditions are satisfied, the trustee will authenticate and deliver to you substitute debt securities with the same terms as the debt securities issued under the 2005 Indenture you are exchanging.

Indemnity satisfactory to the trustee and the Republic will be required of you before a replacement debt security issued under the 2005 Indenture is issued. All expenses (including the reasonable legal fees and expenses of the Republic and the trustee) associated with obtaining such indemnity and in issuing the new debt security will be borne by the holder of the mutilated, defaced, destroyed, lost or stolen debt security.

Negative Pledge

Argentina has agreed that, except for the exceptions set forth below, as long as any of the debt securities issued under the 2005 Indenture remain outstanding, it will not create or permit to subsist any security interest (e.g., a lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement that has the practical effect of constituting a security interest) upon the whole or any part of its assets or revenues to secure any Public External Indebtedness (as defined below), unless, at the same time or prior thereto, the Argentina’s obligations under the securities either (i) are secured equally and ratably therewith, or (ii) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the securities in accordance with “—Collective Action Clauses—Modifications” below.

Nevertheless, Argentina may permit to subsist:

(1)

any security interest upon property to secure Public External Indebtedness if that Public External Indebtedness was incurred to finance the acquisition of that property; any renewal or extension of that security interest so long as it is limited to the original property covered by the security interest and it secures any renewal or extension of the original secured financing;

(2)

any security existing on that property at the time of its acquisition to secure Public External Indebtedness and any renewal or extension of that security interest that is limited to the original property covered by the security interest and that secures any renewal or extension of the original secured financing;

(3)

any security interest created in connection with the transactions contemplated by Argentina’s 1992 Financing Plan dated June 23, 1992, sent to the international banking community with the communication dated June 23, 1992, from the Minister of Economy of Argentina (the “1992 Financing Plan”) and its implementing documentation, including any security interest to secure obligations under the collateralized bonds issued under the 1992 Financing Plan (the “Par and Discount Bonds”) and any security interest securing indebtedness outstanding on the date of 2005 Indenture to the extent required to be equally and ratably secured with the Par and Discount Bonds;

(4)	any security interest in existence on the date of the 2005 Indenture;

(5)

any security interest securing Public External Indebtedness issued upon surrender or cancellation of any of the Par and Discount Bonds or the principal amount of any indebtedness outstanding as of June 23, 1992, in each case, to the extent that security interest is created to secure the Public External Indebtedness on a basis comparable to the Par and Discount Bonds;

(6)	any security interest on any of the Par and Discount Bonds; and

(7)

any security interest securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of that Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of that project as the principal source of repayment of the Public External Indebtedness and (b) the property over which that security interest is granted consists solely of those assets and revenues.

For the purposes of the 2005 Indenture:

•

“External Indebtedness” means debt obligations (other than the debt securities of any series issued under the 2005 Indenture) for borrowed money or evidenced by bonds, debentures, notes or similar instruments denominated or payable, or which at the option of the holder may be payable, in a currency other than the lawful currency of Argentina, provided that no Domestic Foreign Currency Indebtedness constitutes External Indebtedness.

•	“Performing Public External Indebtedness” means any Public External Indebtedness issued on or after June 2, 2005.

•

“Public External Indebtedness” means any External Indebtedness of, or guaranteed by, the Republic which (i) is publicly offered or privately placed in securities markets, (ii) is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof and (iii) is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter securities market (including securities eligible for sale pursuant to Rule 144A under the Securities Act (or any successor law or regulation of similar effect)).

•

“Domestic Foreign Currency Indebtedness” means (i) the following indebtedness to the extent not redenominated into pesos pursuant to Argentine law and thereby converted into domestic indebtedness: (a) Bonos del Tesoro issued under Decree No. 1527/91 and Decree No. 1730/91, (b) Bonos de Consolidación issued under Law No. 23,982 and Decree No. 2140/91, (c) Bonos de Consolidación de Deudas Previsionales issued under Law No. 23,982 and Decree No. 2140/91, (d) Bonos de la Tesorería a 10 Años de Plazo issued under Decree No. 211/92 and Decree No. 526/92, (e) Ferrobonos issued under Decree No. 52/92 and Decree No. 526/92, (f) Bonos de Consolidación de Regalías Hidrocarburíferas a 16 Años de Plazo issued under Decree No. 2284/92 and Decree No. 54/93, (g) Letras de Tesorería en Dólares Estadounidenses issued under the Republic’s annual budget laws, including those Letras de Tesorería issued under Law No. 24,156 and Decree No. 340/96, (h) Bonos de Consolidación issued under Law No. 24,411 and Decree No. 726/97, (i) Bonos Externos de la República Argentina issued under Law No. 19,686 enacted on June 15, 1972, (j) Bonos del Tesoro a Mediano Plazo en Dólares Estadounidenses issued under Law No. 24,156 and Decree No. 340/96, (k) Bonos del Gobierno Nacional en Dólares Estadounidenses issued under Decree No. 905/2002, Decree No. 1836/2002 and Decree No. 739/2003, (l) Bonos del Gobierno Nacional en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 240/2005 and 85/2005, (m) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 88/2006 and 18/2006, (n) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 230/2006 and 64/2006, and (o) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 100/2007 and 24/2007; (ii) any indebtedness issued in exchange, or as replacement, for the indebtedness referred to in (i) above; and (iii) any other indebtedness payable by its terms, or which at the option of the holder may be payable, in a currency other than the lawful currency of the Republic which is (a) offered exclusively within the Republic or (b) issued in payment, exchange, substitution, discharge or replacement of indebtedness payable in the lawful currency of the Republic.

Default and Acceleration of Maturity

Each of the following are events of default under the debt securities of any series issued under the 2005 Indenture:

(a)

Non Payment. The Republic fails to pay any principal of any of the debt securities of any series issued under the 2005 Indenture when due and payable and such failure continues for 30 days or fails to pay any interest on the debt securities of any series issued under the 2005 Indenture when due and payable and such failure continues for a period of 30 days;

(b)

Breach of Other Obligations. The Republic does not perform or comply with any one or more of its other obligations in the debt securities of any series issued under the 2005 Indenture or in the 2005 Indenture, which default is incapable of remedy or is not remedied within 90 days after written notice of request to remedy such default shall have been given to the Republic by the trustee;

(c)

Cross Default. Any event or condition shall occur which results in the acceleration of the maturity (other than by optional or mandatory prepayment or redemption) of any Performing Public External Indebtedness of the Republic having an aggregate principal amount of U.S.$30,000,000 (or its equivalent in other currencies) or more, or any default in the payment of principal of, or premium or prepayment charge (if any) or interest on, any such Performing Public External Indebtedness having an aggregate principal amount of U.S.$30,000,000 (or its equivalent in other currencies) or more, shall occur when and as the same shall become due and payable, if such default shall continue for more than the period of grace, if any, originally applicable thereto;

(d)	Moratorium. A moratorium on the payment of principal of, or interest on, the Performing Public External Indebtedness of the Republic shall be declared by the Republic; or

(e)	Validity. The validity of the debt securities of any series issued under the 2005 Indenture shall be contested by the Republic.

If any of the events of default described above occurs and is continuing, the holders of at least 25% in aggregate principal amount of the debt securities of such series issued under the 2005 Indenture then outstanding may by written notice given to the Republic (with a copy to the trustee) declare the debt securities of such series to be immediately due and payable. Upon any such declaration of acceleration, the principal amount of the debt securities of such series and the accrued interest on the debt securities of such series will become immediately due and payable upon the date that such written notice is received at the office of the trustee, unless prior to such date all events of default in respect of the debt securities of such series have been cured; provided that in the case of (b) and (e) above, the principal amount of and the accrued interest on the debt securities of the affected series may only be declared immediately due and payable if such event is materially prejudicial to the interests of the holders of the debt securities of such series.

The right to give such acceleration notice will terminate if the event giving rise to such right has been cured before such right is exercised. Holders holding in the aggregate at least 50% in principal amount of the then outstanding debt securities of such series may waive any existing defaults, and rescind or annul any notice of acceleration, on behalf of all holders of debt securities of such series, if (a) following the declaration of the debt securities of such series due and payable immediately, the Republic has deposited with the trustee or a trustee paying agent an amount sufficient to pay all overdue installments of principal, interest and additional amounts in respect of the debt securities of such series (with interest on overdue amounts of interest, to the extent permitted by law, and on such principal of each of the debt securities of such series at the rate of interest applicable thereto, to the date of such payment or interest) as well as the reasonable fees and compensation of the trustee; and (b) all other events of default have been remedied.

In the event of a declaration of acceleration because of an event of default set forth in clause (c) above, such declaration of acceleration shall be automatically rescinded and annulled if the event triggering such event of default pursuant to such clause (c) shall be remedied, cured or waived by the holders of the relevant indebtedness, within 60 days after such event.

Only Performing Public External Indebtedness is considered for purposes of cross-default. Accordingly, defaulted debt that was eligible for, but not tendered in, the 2005 Debt Exchange will be disregarded for such purposes. Other events of default apply solely to any series of debt securities issued under the 2005 Indenture which contain such terms.

Meetings

Argentina may at any time ask for written consents from or call a meeting of the holders of the debt securities of any series issued under the 2005 Indenture at any time to make, give or take any modification (as defined below) to the terms and conditions of the debt securities of that series. Any such meeting will be held at the time and place determined by Argentina and specified in a notice of the meeting furnished to the affected holders. This notice must be given at least 30 days and not more than 60 days prior to the date fixed for the meeting. In addition, the trustee may at any time call a meeting of holders of the debt securities of any series issued under the 2005 Indenture for any purpose. The meeting will be held at the time and place determined by the trustee and specified in a notice of the meeting provided to the affected holders at least 30 days and not more than 60 days prior to the date of the meeting.

If, upon the occurrence of an event of default, the holders of at least 10% of the aggregate principal amount of the then outstanding debt securities of any series issued under the 2005 Indenture ask the trustee to call a meeting of the holders of the debt securities of that series for any purpose, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, the trustee will call the meeting for that purpose. The meeting will be held at the time and place determined by the trustee, and specified in a notice to the affected holders. This notice must be given at least 30 days and not more than 60 days prior to the meeting.

Only holders of outstanding debt securities of the relevant series issued under the 2005 Indenture or persons duly appointed in writing as their proxies are entitled to vote at any meeting. At any meeting, other than a meeting to discuss a reserved matter (as defined below), holders or proxies representing a majority in aggregate principal amount of the outstanding debt securities of the series issued under the 2005 Indenture will constitute a quorum. At the reconvening of any meeting adjourned for a lack of a quorum, the holders or proxies representing 25% in aggregate principal amount of the outstanding debt securities of the series will constitute a quorum for the taking of any action set forth in the notice of the original meeting. At any meeting held to discuss a reserved matter, holders or proxies representing 75% in aggregate principal amount of the outstanding debt securities of the series will constitute a quorum. The trustee may make any reasonable and customary regulations that it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities issued under the 2005 Indenture;

•	the appointment of proxies by the holders;

•	the record date for determining the registered holders who are entitled to vote; and

•	other matters concerning the conduct of the meeting as the trustee deems appropriate.

Amendments and Waivers—Collective Action Clauses

Modifications to the terms and conditions of the debt securities of a single series issued under the 2005 Indenture, or to the 2005 Indenture insofar as it affects the debt securities of a single series issued under the 2005 Indenture, may be made, and future compliance therewith may be waived, with the consent of the Republic and in the case of any non-reserved matter,

(i) at any meeting of holders of the debt securities of such series duly called and held as specified in article nine below, upon the affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 66 2⁄3% of the aggregate principal amount of the debt securities of such series then outstanding that are represented at such meeting, or

(ii) with the written consent of the holders of not less than 66 2⁄3% of the aggregate principal amount of the debt securities of such series then outstanding, or in the case of any Reserved Matter (as defined below),

(i) at any meeting of holders of the debt securities of such series duly called and held as specified in article nine below, upon the affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 75% of the aggregate principal amount of the debt securities of such series then outstanding, or

(ii) with the written consent of the holders of not less than 75% of the aggregate principal amount of the debt securities of such series then outstanding

If the Republic proposes any modification constituting a Reserved Matter to the terms and conditions of the debt securities of two or more series issued under the 2005 Indenture, or to the 2005 Indenture insofar as it affects the terms and conditions of the debt securities of two or more series issued under the 2005 Indenture, in either case as part of a single transaction, the Republic may elect to proceed pursuant the “collective action clause”. The Republic may do this without recommending the procedure if the trustee agrees that it would not be materially prejudicial to holders not to recommend the procedure. In the event of such an election, any such Reserved Matter modification may be made, and future compliance therewith may be waived, with the consent of the Republic and

(a) (i) at any meetings of holders of debt securities of the two or more series that would be affected by the proposed modification duly called and held as specified in the 2005 Indenture, upon the affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 85% of the aggregate principal amount of the debt securities of all such affected series (taken in the aggregate) then outstanding, or (ii) with the written consent of the holders of not less than 85% of the aggregate principal amount of the debt securities of all such affected series (taken in the aggregate) then outstanding, and

(b) (i) at any meeting of holders of each series of debt securities that would be affected by the proposed modification duly called and held as specified in the 2005 Indenture, upon the affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 66 2⁄3% of the aggregate principal amount of such series of debt securities then outstanding, or (ii) with the written consent of the holders of not less than 66 2⁄3% of the aggregate principal amount of such series of debt securities then outstanding.

Any modification consented to or approved by the holders of the debt securities of one or more series issued under the 2005 Indenture pursuant to the modification provisions will be conclusive and binding on all holders of the debt securities of that series, whether or not they have given such consent or cast such vote, and on all future holders of the debt securities of that series whether or not notation of such modification is made upon the debt securities of that series. Any instrument given by or on behalf of any holder of debt securities issued under the 2005 Indenture in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such debt securities.

Argentina and the trustee may, from time to time and at any time enter into an indenture or supplemental indentures, without the consent of any holder, for any of the following purposes:

(i)	adding to the covenants of Argentina for the benefit of the holders of the debt securities of that series issued under the 2005 Indenture;

(ii)	surrendering any right or power conferred upon Argentina;

(iii)	securing the debt securities of any series issued under the 2005 Indenture pursuant to the requirements of the debt securities or otherwise;

(iv)	curing any ambiguity, or curing, correcting or supplementing any proven defective provision of the 2005 Indenture or the debt securities of that series issued under the 2005 Indenture;

(v)	making any change which is of a formal, minor or technical nature; or

(vi)

amending the debt securities issued under the 2005 Indenture or the 2005 Indenture in any manner which Argentina and the trustee may determine not to adversely affect the interest of any holder of such debt securities.

As used in the 2005 Indenture, the term “Reserved Matter” means any modification that would, with respect of the debt securities issued under the 2005 Indenture:

(i)	change the due date for the payment of the principal of (or premium, if any) or any installment of interest on the debt securities of a series;

(ii)

reduce the principal amount of the debt securities of a series, the portion of such principal amount which is payable upon acceleration of the maturity of the debt securities of a series, the interest rate thereon or the premium payable upon redemption thereof;

(iii)	change the coin or currency in which payment with respect to interest, premium or principal in respect of the debt securities of a series is payable;

(iv)

shorten the period during which the Republic is not permitted to redeem the debt securities of a series, or permit the Republic to redeem the debt securities of a series if, prior to such action, the Republic is not permitted to do so;

(v)

reduce the proportion of the principal amount of the debt securities of a series the vote or consent of the holders of which is necessary to modify, amend or supplement the terms of the debt securities of a series or the 2005 Indenture or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided hereby or thereby to be made, taken or given, or change the definition of “Outstanding” with respect to the debt securities of a series;

(vi)	change the obligation of the Republic to pay additional amounts with respect to the debt securities of a series;

(vii)	change the governing law provision of the debt securities of a series;

(viii)

change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an Authorized Agent in the Borough of Manhattan, the City of New York or in the City of London, as applicable, or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of a series, as set forth in the terms of the debt securities of such;

(ix)	in connection with an exchange offer for the debt securities of a series, amend any event of default;

(x)	change the status of the debt securities of a series; or

(xi)

authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of a series for, or convert all the debt securities of a series into, other obligations or securities of the Republic or any other person.

As used in the 2005 Indenture, “outstanding” means, in respect of the debt securities of any series issued under the 2005 Indenture, the debt securities of that series authenticated and delivered except:

•	debt securities of that series previously canceled by the trustee or delivered to the trustee for cancellation or held by the trustee for reissuance but not reissued by the trustee;

•

debt securities that have been called for redemption in accordance with their terms or which have become due and payable at maturity or otherwise and with respect to which the Republic’s obligation to make payments of the principal thereof (and premium, if any) and any interest thereon shall have been satisfied; or

•	debt securities of that series in substitution for which other debt securities shall have been authenticated and delivered;

provided, however, that in determining whether the holders of the requisite principal amount of debt securities of a series issued under the 2005 Indenture outstanding have consented to or voted in favor of any modification or other action or instruction hereunder or, in the case of a meeting called and held pursuant the terms of the 2005 Indenture, whether sufficient holders are present for quorum purposes, any debt securities of a series issued under the 2005 Indenture owned or controlled, directly or indirectly, by the Republic or any public sector instrumentality of the Republic shall be disregarded and deemed not to be outstanding. As used in the 2005 Indenture, “Public Sector Instrumentality” means Banco Central de la República Argentina, any department, ministry or agency of the government of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the government of the Republic or any of the foregoing, and, with respect to any Public Sector Instrumentality, “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interest or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

In determining whether the trustee shall be protected in relying upon any such modification or other action or instruction, only debt securities of a series issued under the 2005 Indenture that the trustee knows to be so owned or controlled shall be so disregarded; provided that prior to the solicitation of any consent or the taking of any vote in respect of any modification or other action or instruction hereunder affecting the debt securities of such series, the Republic shall deliver to the trustee one or more officer’s certificates specifying any debt securities of such series owned or controlled, directly or indirectly, by the Republic or any Public Sector Instrumentality of the Republic.

securities so owned or controlled that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Republic or a Public Sector Instrumentality.

Prescription

All claims against the Republic for payment of principal of or interest (including additional amounts) on or in respect of the securities will be prescribed unless made within ten years (in the case of principal) and five years (in the case of interest) from the date on which such payment first became due, or a shorter period if provided by law.

Notices

Unless otherwise specified in the applicable prospectus supplement, notices to the holders of debt securities issued under the 2005 Indenture will be mailed to the addresses of such holders and published in such publications as are set forth in the 2005 Indenture or the applicable prospectus supplement. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

Governing Law

In respect of debt securities of a series issued under the 2005 Indenture governed by New York law, the 2005 Indenture and such debt securities shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws, except with respect to authorization and execution by the Republic, which shall be governed by the laws of the Republic. In respect of debt securities of a series issued under the 2005 Indenture governed by English law, the 2005 Indenture, such debt securities and any non-contractual obligations arising out of or in connection therewith shall be governed by and construed in accordance with the laws of England & Wales without regard to principles of conflicts of laws, except with respect to authorization and execution by the Republic, which shall be governed by the laws of the Republic.

Jurisdiction, Consent to Service, Enforceability and Immunities from Attachment

The securities issued under the 2005 Indenture and the 2005 Indenture provide that, subject to certain exceptions, with respect to debt securities of a series governed by New York law, the Republic irrevocably submits to the jurisdiction of any New York state or federal court sitting in the Borough of Manhattan, the City of New York, and the courts of the Republic (each, a “Specified Court”) over any suit, action or proceeding against it or its properties, assets or revenues with respect to the debt securities of a series or the 2005 Indenture (a “Related Proceeding”) and with respect to any suit, action or proceeding against the Republic or its properties, assets or revenues arising out of or in connection with the 2005 Indenture as it relates to debt securities of a series governed by English law or arising out of or in connection with debt securities of a series governed by English law (also a “Related Proceeding”), the Republic irrevocably submits to the jurisdiction of the courts of England and the courts of the Republic (also a “Specified Court”).

In addition, Argentina will agree that a final non-appealable judgment in any Related Proceeding (the “Related Judgment”) shall be conclusive and binding upon it and may be enforced in any Specified Court or in any other courts to the jurisdiction of which the Republic is or may be subject (the “Other Courts”), by a suit upon such judgment.

Subject to certain limitations, Argentina has appointed Banco de la Nación Argentina, at its office located at 225 Park Avenue, New York, New York, 10169, and, if such person is not maintained by the Republic as its agent for such purpose, the Republic will appoint CT Corporation System, to act as its authorized agent (the “Authorized New York Agent”) upon whom process may be served in any related proceeding with respect to debt securities of a series issued under the 2005 Indenture governed by New York law, any action or proceeding to enforce or execute any Related Judgment with respect to debt securities of a series issued under the 2005 Indenture governed by New York law, in either case brought against it in any New York state or federal court sitting in the Borough of Manhattan, the City of New York. Such appointment is irrevocable until all amounts in respect of the principal of and any interest due and to become due on or in respect of all the Securities governed by New York law have been provided to the trustee pursuant to their terms and the trustee has given notice to the holders of the availability of such amounts for payments to the holders, except that, if for any reason, such Authorized New York Agent ceases to be able to act as Authorized New York Agent or to have an address in the Borough of Manhattan, the City of New York, the Republic will appoint another person in the Borough of Manhattan, the City of New York, selected in its discretion, as such Authorized New York Agent.

Furthermore, subject certain limitation, the Republic has appointed the Embassy of the Republic in the United Kingdom, at its office located at 65 Brook Street, London W1K 4AH, United Kingdom, to act as its authorized agent (the “Authorized English Agent”) upon whom process may be served in any related proceeding with respect to debt securities of a series issued under the 2005 Indenture governed by English law or any action or proceeding to enforce or execute any Related Judgment with respect to debt securities of a series issued under the 2005 Indenture governed by English law, in either case brought against it in any English Court. Such appointment is irrevocable until all amounts in respect of the principal of and any interest due and to become due on or in respect of all the debt securities issued under the 2005 Indenture governed by English law have been provided to the trustee pursuant to their terms and the trustee has given notice to the holders of the availability of such amounts for payments to the holders, except that, if for any reason, such Authorized English Agent ceases to be able to act as Authorized English Agent or to have an address in the City of London, the Republic will appoint another person in the City of London, selected in its discretion, as such Authorized English Agent.

To the extent that the Republic or any of its revenues, assets or properties shall be entitled, in any jurisdiction in which any Specified Court is located, in which any Related Proceeding may at any time be brought against it or any of its revenues, assets or properties, or in any jurisdiction in which any Specified Court or Other Court is located in which any suit, action or proceeding may at any time be brought solely for the purpose of enforcing or executing any Related Judgment, to any immunity from suit, from the jurisdiction of any such court, from set-off, from attachment prior to judgment, from attachment in aid of execution of judgment, from execution of a judgment or from any other legal or judicial process or remedy, and to the extent that in any such jurisdiction there shall be attributed such an immunity, the Republic irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction, including the United States Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”) (and consents to the giving of any relief or the issue of any process in connection with any Related Proceeding or Related Judgment as permitted by applicable law, including the Immunities Act), provided, however, that such waiver shall not extend to and the Republic shall be immune in respect of and in relation to any suit, action or proceeding or enforcement of any Related Judgment against:

(i) reserves of the Central Bank (Banco Central de la República Argentina);

(ii) property in the public domain located in the territory of the Republic that falls within the purview of Sections 2337 and 2340 of the Civil Code of the Republic, including but not limited to Argentine waterways, public works, archeological ruins and sites of scientific interest;

(iii) property located in or outside the territory of the Republic that provides an essential public service,

(iv) property (whether in the form of cash, bank deposits, securities, third party obligations or any other methods of payment) of the Argentine government, its governmental agencies and other governmental entities relating to the performance of the budget, within the purview of Sections 131 to 136 of Law No. 11,672, Complementaria Permanente de Presupuesto (t.o. 2005);

(v) property entitled to the privileges and immunities of the Vienna Convention on Diplomatic Relations of 1961, including but not limited to the property, premises and accounts of Argentine missions;

(vi) property entitled to the immunities of the Immunities Act, including but not limited to property of the Republic not being used by the Republic for a commercial activity in the United States;

(vii) property used by a diplomatic, governmental or consular mission of the Republic;

(viii) property of a military character or under the control of a military authority or defense agency of the Republic; or

(ix) property forming part of the cultural heritage of the Republic.

This waiver of sovereign immunity constitutes only a limited and specific waiver for the purpose of the debt securities issued under the 2005 Indenture and the 2005 Indenture and under no circumstances shall it be interpreted as a general waiver of the Republic or a waiver with respect to proceedings unrelated to the debt securities issued under the 2005 Indenture or the 2005 Indenture. Insofar as this waiver relates to the jurisdiction in which an Other Court is located, the Republic extends it solely for the purpose of enabling the trustee or a holder of debt securities issued under the 2005 Indenture to enforce or execute a Related Judgment

The Republic reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under the U.S. federal securities laws or any state securities laws and the appointment of an Authorized Agent does not extend to such actions, but without prejudice to the rights of the trustee or the other specified persons to the indemnification and contribution as set forth in the 2005 Indenture.

Description of the Securities Issued Under the 2016 Indenture

The following description summarizes some of the terms of the debt securities issued under the 2016 Indenture and the 2016 Indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the 2016 Indenture and the forms of debt securities before making your investment decision.

General

The prospectus supplement relating to any series of debt securities offered pursuant to the 2016 Indenture will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•

if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow the Republic to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which the Republic will make payments;

•	the authorized denominations;

•	a description of any index the Republic will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the 2016 Indenture.

The Republic may issue debt securities pursuant to the 2016 Indenture in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security issued under the 2016 Indenture and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

The Republic may issue debt securities pursuant to the 2016 Indenture at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The Republic may also issue debt securities pursuant to the 2016 Indenture that have floating rates of interest but are exchangeable for fixed rate debt securities. The Republic will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of debt securities issued under the 2016 Indenture and other relevant considerations in the prospectus supplements for these offerings.

The Republic is not required to issue all of its debt securities under the 2016 Indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the 2016 Indenture and described in this prospectus.

Status

The debt securities issued under the 2016 Indenture will constitute direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged. The debt securities issued under the 2016 Indenture rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of the Republic. It is understood that this provision will not be construed so as to require the Republic to make payments under any series of debt securities issued under the 2016 Indenture ratably with payments being made under any other public external indebtedness.

For this purpose of the 2016 Indenture:

•

“public external indebtedness” means any external indebtedness of, or guaranteed by, the Republic which (i) is publicly offered or privately placed in securities markets, (ii) is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof and (iii) is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter securities market (including securities eligible for sale pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or any successor law or regulation of similar effect).

•

“external indebtedness” means obligations for borrowed money or evidenced by securities, debentures, notes or other similar instruments payable by their terms, or which at the option of the holder thereof may be payable, in a currency other than the lawful currency of the Republic, provided that (i) no domestic foreign currency indebtedness, as defined below, and (ii) no other indebtedness governed by the laws of the Republic and originally settled in Argentina shall constitute external indebtedness.

•

“domestic foreign currency indebtedness” means (i) the following indebtedness to the extent not redenominated into pesos pursuant to Argentine law and thereby converted into domestic indebtedness, in each case as amended from time to time: (a) Bonos del Tesoro issued under Decree No. 1527/91 and Decree No. 1730/91, (b) Bonos de Consolidación issued under Law No. 23,982 and Decree No. 2140/91, (c) Bonos de Consolidación de Deudas Previsionales issued under Law No. 23,982 and Decree No. 2140/91, (d) Bonos de la Tesorería a 10 Años de Plazo issued under Decree No. 211/92 and Decree No. 526/92, (e) Bonos de la Tesorería a 5 Años de Plazo issued under Decree No. 211/92 and Decree No. 526/92, (f) Ferrobonos issued under Decree No. 52/92 and Decree No. 526/92, (g) Bonos de Consolidación de Regalías Hidrocarburíferas a 16 Años de Plazo issued under Decree No. 2284/92 and Decree No. 54/93, (h) Letras de Tesorería en Dólares Estadounidenses issued under the Republic’s annual budget laws, including those Letras de Tesorería issued under Law No. 24,156 and Decree No. 340/96, (i) Bonos de Consolidación issued under Law No. 24,411 and Decree No. 726/97, (j) Bonos Externos de la República Argentina issued under Law No. 19,686 enacted on June 15, 1972, (k) Bonos del Tesoro a Mediano Plazo en Dólares Estadounidenses issued under Law No. 24,156 and Decree No. 340/96, (l) Bonos del Gobierno Nacional en Dólares Estadounidenses issued under Decree No. 905/2002, Decree No. 1836/2002 and Decree No. 739/2003, (m) Bonos del Gobierno Nacional en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 240/2005 and 85/2005, (n) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 88/2006 and 18/2006, (o) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 230/2006 and 64/2006, (p) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 100/2007 and 24/2007, (q) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 424/2011 and 132/2011 and (r) any other indebtedness issued on or prior to April 22, 2016 governed by the laws of the Republic; (ii) any indebtedness issued on or prior to April 22, 2016 in exchange, or as replacement, for the indebtedness referred to in (i) above, in each case as amended from time to time; and (iii) any other indebtedness having the same terms and conditions as any of the indebtedness referred to in (i) and (ii) above in all respects except for issue date, issue price and the first interest payment thereon.

Payment of Principal and Interest

The trustee will make payments to the registered holders of the debt securities issued under the 2016 Indenture.

While the debt securities issued under the 2016 Indenture are held in global form, holders of beneficial interests in the debt securities will be paid in accordance with the procedures of the relevant clearing system and its direct participants, if applicable. Neither the Republic nor the trustee shall have any responsibility or liability for any aspect of the records of, or payments made by, the relevant clearing system or its nominee or direct participants, or any failure on the part of the relevant clearing system or its direct participants in making payments to holders of the debt securities issued under the 2016 Indenture from the funds they receive.

For purposes of this section, “Business Day” means any day except Saturday, Sunday or any other day on which commercial banks in The City of New York or in the City of Buenos Aires (or in the city where the relevant paying or transfer agent is located) are authorized or obligated by law, regulation, or executive order to be closed. In any case where the date of payment of the principal, interest or premium, if any, on the debt securities issued under the 2016 Indenture is not a Business Day, then such payment will be made on the next succeeding Business Day, and no interest on the debt securities will accrue as a result of the delay in payment.

If any money that the Republic pays to the trustee or to any paying agent appointed by the trustee at the expense of the Republic (a “trustee paying agent”) to make payments on any debt securities issued under the 2016 Indenture is not claimed at the end of one year after the applicable payment was due and payable, then the money will be repaid to the Republic on the Republic’s written request. The Republic will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any trustee paying agent will be liable for the payment. However, the Republic’s obligations to make payments on the debt securities issued under the 2016 Indenture as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities. See “—Prescription” below.

Section 765 of the Argentine Civil and Commercial Code allows the debtor to discharge an obligation denominated in foreign currency by delivering to the creditor its equivalent in Argentine Pesos. In recent decisions, Argentine courts have ruled that Section 765 is non-mandatory and applies as a default rule in the absence of an agreement to the contrary among the parties to an agreement. The debt securities issued under the 2016 Indenture will provide that Section 765 of the Argentine Civil and Commercial Code is not applicable to the payment of amounts due on the debt securities.

If the Republic at any time defaults in the payment of any principal of, or interest on, the debt securities issued under the 2016 Indenture, the Republic will pay interest on the amount in default (to the extent permitted by law) calculated, for each day until paid, at the rate or rates specified in such debt securities.

Additional Amounts

The Republic will make all principal, premium (if any) and interest payments on the debt securities issued under the 2016 Indenture free and clear of and without deducting or withholding on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature, imposed, levied, collected, withheld or assessed by the Republic or any political subdivision or authority thereof or therein having power to tax, unless the deduction or withholding is required by law. If the Republic is required to make any deduction or withholding, it will pay the holders the additional amounts required to ensure that the net amount they receive after such withholding or deduction shall equal the amount of principal, premium (if any) and interest they would have received without this withholding or deduction.

The Republic will not, however, pay any additional amounts with respect to any debt securities issued under the 2016 Indenture in connection with any tax, duty, assessment or other governmental charge that is imposed due to any of the following:

•

the holder or beneficial owner of a debt security issued under the 2016 Indenture is liable for taxes in respect of the debt securities because such holder, beneficial owner or Person has some connection with the Republic other than merely holding the debt securities or the receipt of principal, premium or interest in respect of the debt securities or the enforcement of rights with respect to the debt securities;

•

the failure of a holder or beneficial owner of a debt security issued under the 2016 Indenture to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Republic of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction, provided that (i) the Republic or the Republic’s agent has notified the holders of such certification, identification or other reporting requirement at least 15 days before the applicable payment date and (ii) in no event shall such holder’s or beneficial owner’s or other person’s obligation to satisfy such a requirement require such holder or beneficial owner or other person to provide any materially more onerous information, documents or other evidence than would be required to be provided had such holder or beneficial owner or other person been required to file Internal Revenue Service Forms W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and/or W-8IMY; or

•

the debt securities issued under the 2016 Indenture are presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder of the debt securities would have been entitled to additional amounts on presenting the debt securities for payment on the last day of that 30-day period.

“Relevant Date” in respect of any debt securities issued under the 2016 Indenture means the date on which payment in respect of the debt securities first becomes due or (if the trustee has not received the full amount of the money payable by such due date) the date on which notice is given to the holders by the Republic in the manner described in “Notices” below that such moneys have been received and are available for payment.

The Republic will pay any present or future stamp, court or documentary taxes or any excise or property taxes, charges or similar levies which arise in Argentina or any political subdivision thereof or taxing authority thereof or therein in respect of the creation, issue, execution, initial delivery or registration of the debt securities issued under the 2016 Indenture or any other document or instrument referred to therein. The Republic will also indemnify the holders from and against any stamp, court or documentary taxes or any excise or property taxes, charges or similar levies resulting from, or required to be paid by any of them that arise in Argentina or any political subdivision thereof or taxing authority thereof or therein in connection with the enforcement of the obligations of the Republic under the debt securities issued under the 2016 Indenture or any other document or instrument referred to therein following the occurrence of any event of default described in “—Events of Default.”

Unless the context requires otherwise, any references in this prospectus to principal or interest on the debt securities issued under the 2016 Indenture will include additional amounts payable by the Republic in respect of such principal or interest.

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, the Republic will issue debt securities pursuant to the 2016 Indenture:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities issued under the 2016 Indenture will not be redeemable before maturity at the option of the Republic or repayable before maturity at the option of the holder. Nevertheless, the Republic may at any time repurchase the debt securities issued under the 2016 Indenture at any price in the open market or otherwise. The Republic may hold or resell debt securities issued under the 2016 Indenture it purchases or may surrender them to the trustee for cancellation.

Negative Pledge

The Republic has agreed that, except as set forth below, as long as debt securities of any series issued under the 2016 Indenture remain outstanding, it will not create or permit to subsist any security interest (e.g., a lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement that has the practical effect of constituting a security interest) in its revenues or assets to secure its public external indebtedness, unless the debt securities are secured equally and ratably or have the benefit of a security, guarantee, indemnity or other arrangement approved by the holders in accordance with “—Meetings, Amendments and Waivers—Collective Action” below.

Nevertheless, the Republic may permit to subsist:

1.

any security interest upon property to secure public external indebtedness if that public external indebtedness was incurred to finance the acquisition of that property by the Republic; any renewal or extension of that security interest so long as it is limited to the original property covered by the security interest and it secures any renewal or extension of the original secured financing;

2.

any security interest on property arising by operation of law (or pursuant to any agreement establishing a Lien equivalent to one which would otherwise exist under relevant local law) in connection with public external indebtedness, including without limitation any right of set-off with respect to demand or time deposits with financial institutions and bankers’ liens with respect to property held by financial institutions (in each case deposited with or delivered to such financial institutions in the ordinary course of the depositor’s activities);

3.

any security existing on that property at the time of its acquisition to secure public external indebtedness and any renewal or extension of that security interest that is limited to the original property covered by the security interest and that secures any renewal or extension of the original secured financing;

4.

any security interest created in connection with the transactions contemplated by the Republic’s 1992 financing plan dated June 23, 1992, sent to the international banking community with the communication dated June 23, 1992, from the Minister of Economy of Argentina (the “1992 financing plan”) and its implementing documentation, including any security interest to secure obligations under the collateralized bonds issued under the 1992 financing plan (the “1992 par and discount bonds”) and any security interest securing indebtedness outstanding on the issue date of the relevant series of debt securities to the extent required to be equally and ratably secured with the 1992 par and discount bonds;

5.	any security interest in existence on the issue date of the relevant series of debt securities issued under the 2016 Indenture;

6.

any security interest securing public external indebtedness issued upon surrender or cancellation of any of the 1992 par and discount bonds or the principal amount of any indebtedness outstanding as of June 23, 1992, in each case, to the extent that security interest is created to secure the public external indebtedness on a basis comparable to the 1992 par and discount bonds;

7.	any security interest on any of the 1992 par and discount bonds; and

8.

any security interest securing public external indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of that public external indebtedness expressly agree to limit their recourse to the assets and revenues of that project as the principal source of repayment of the public external indebtedness and (b) the property over which that security interest is granted consists solely of those assets and revenues.

Events of Default

Each of the following is an event of default under any series of debt securities issued under the 2016 Indenture:

1.	Non Payment. The Republic fails to pay any principal of or interest on debt securities of such series issued under the 2016 Indenture when due and payable and such failure continues for 30 days;

2.

Breach of Other Obligations. The Republic fails to perform or comply with any other obligation under such series of debt securities issued under the 2016 Indenture or the 2016 Indenture and such failure cannot be remedied or is not remedied within 90 days after the Republic receives written notice of request to remedy such failure from the trustee;

3.

Cross Default. Any event or condition occurs that results in the acceleration of the maturity (other than by optional or mandatory prepayment or redemption) of any of the Republic’s performing public external indebtedness (as defined below) having an aggregate principal amount of U.S.$50,000,000 (or its equivalent in other currencies) or more, or the Republic fails to pay performing public external indebtedness having an aggregate principal amount of U.S.$50,000,000 (or its equivalent in other currencies) or more when and as the same shall become due and payable and that failure continues past the applicable grace period, if any;

4.

Moratorium. A declaration by the Republic of a moratorium on the payment of principal of, or interest on, its performing public external indebtedness and such moratorium does not expressly exclude such series of debt securities issued under the 2016 Indenture; or

5.	Validity. The Republic contests the validity of such series of debt securities issued under the 2016 Indenture.

If any of the above events of default occurs and is continuing with respect to debt securities of any series issued under the 2016 Indenture, holders of such debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of such series may declare the principal amount of all the debt securities of such series to be due and payable immediately by giving written notice to the Republic with a copy to the trustee. Upon any declaration of acceleration, the principal, interest and all other amounts payable on that series of debt securities will become immediately due and payable on the date that written notice is received by or on behalf of the Republic, unless the Republic has remedied the event or events of default prior to receiving the notice.

Holders of debt securities of any series issued under the 2016 Indenture representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences, on behalf of the holders of all of the debt securities of that series, if:

•

following the declaration that the principal of the debt securities of that series has become due and payable immediately, the Republic deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and expenses of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been cured remedied or waived.

In the case of an event of default specified in (2) and (5) above, the principal and accrued interest on the debt securities of any series issued under the 2016 Indenture may only be declared due and payable immediately if such event is materially prejudicial to the interests of the holders of the debt securities of that series.

In the event of a declaration of acceleration because of an event of default described in (3) above, the declaration of acceleration will be automatically rescinded and annulled if the Republic has remedied or cured the event of default or if the holders of the relevant indebtedness rescind the declaration of acceleration within 60 days after the event.

Only performing public external indebtedness is considered for purposes of the events of default specified in (3) and (4) above. For this purpose, “performing public external indebtedness” means any public external indebtedness issued after June 2, 2005.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for debt securities of any series issued under the 2016 Indenture has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of such debt securities. With the exception of a suit brought by a holder on or after the stated maturity date to enforce the absolute right to receive payment of the principal of and interest on the debt securities issued under the 2016 Indenture on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless issued under the 2016 Indenture: (1) such holder has given written notice to the trustee that a default with respect to such series of debt securities has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of debt securities of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity or other security satisfactory to the trustee; and (3) 60 days have passed since the trustee received the notice, request and provision of indemnity or other security, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of such debt securities. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers—Collective Action

The Republic may call a meeting of holders of debt securities of any series issued under the 2016 Indenture at any time. The Republic will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Republic or the trustee will call a meeting of holders of debt securities of any series issued under the 2016 Indenture if the holders of at least 10% in aggregate principal amount of all debt securities of the series then outstanding have delivered a written request to the Republic or the trustee (with a copy to the Republic) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, the Republic will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders of debt securities of the relevant series issued under the 2016 Indenture and their proxies are entitled to vote at a meeting. The Republic will set the procedures governing the conduct of the meeting and if additional procedures are required, the Republic, in consultation with the trustee, will establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities issued under the 2016 Indenture pursuant to written action with the consent of the requisite percentage of debt securities of the relevant series. The Republic will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the Republic.

The holders of a series of debt securities issued under the 2016 Indenture may generally approve any proposal by the Republic to modify or take action with respect to the 2016 Indenture or the terms of the debt securities of that series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

Holders of any series of debt securities issued under the 2016 Indenture may approve, by vote or consent through one of three modification methods described below, any modification, amendment, supplement or waiver proposed by the Republic that would do any of the following (such subjects referred to as “reserve matters”) with respect to such series of debt securities:

•	change the date on which any amount is payable;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities of that series and the 2016 Indenture);

•	reduce the interest rate;

•	change the method used to calculate any amount payable (other than in accordance with the express terms of the debt securities of that series and the 2016 Indenture);

•	change the currency or place of payment of any amount payable;

•	modify the Republic’s obligation to make any payments (including any redemption price therefor);

•	change the identity of the obligor;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserve matter modification”;

•	change the definition of “uniformly applicable” or “reserve matter modification”;

•

authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of the Republic or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of such debt securities.

A change to a reserve matter, including the payment terms of the debt securities of any series issued under the 2016 Indenture, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•

in the case of a proposed modification to a single series of debt securities issued under the 2016 Indenture, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of that series;

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the 2016 Indenture, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the 2016 Indenture, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of debt securities issued under the 2016 Indenture pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of debt securities or all holders of all series of debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those debt securities whether or not notation of such modification is made upon the debt securities. Any instrument given by or on behalf of any holder of a debt security issued under the 2016 Indenture in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that debt security.

For so long as any series of debt securities issued under the 2005 Indenture (2005 and 2010 debt securities) are outstanding, if the Republic certifies to the trustee and to the trustee under the 2005 Indenture that a cross-series modification is being sought simultaneously with a “2005 indenture reserve matter modification”, the 2005 and 2010 debt securities affected by such 2005 indenture reserve matter modification shall be treated as “series affected by that proposed modification” as that phrase is used in the 2016 Indenture with respect to both cross-series modifications with single aggregated voting and cross-series modifications with two-tier voting; provided, that if the Republic seeks a cross-series modification with single aggregated voting, in determining whether such modification will be considered uniformly applicable, the holders of any series of 2005 and 2010 debt securities affected by the 2005 indenture reserve matter modification shall be deemed “holders of debt securities of all series affected by that modification,” for the purpose of the uniformly applicable definition. It is the intention that in the circumstances described in respect of any cross-series modification, the votes of the holders of the affected 2005 and 2010 debt securities be counted for purposes of the voting thresholds specified in the 2016 Indenture for the applicable cross-series modification as though those 2005 and 2010 debt securities had been affected by that cross-series modification although the effectiveness of any modification, as it relates to the 2005 and 2010 debt securities, shall be governed exclusively by the terms and conditions of those 2005 and 2010 debt securities and by the 2005 Indenture; provided, however, that no such modification as to the debt securities will be effective unless such modification shall have also been adopted by the holders of the 2005 and 2010 debt securities pursuant to the amendment and modification provisions of such 2005 and 2010 debt securities.

The Republic may select, in its discretion, any modification method for a reserve matter modification in accordance with the 2016 Indenture and to designate which series of debt securities issued under the 2016 Indenture will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series issued under the 2016 Indenture affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

“2005 indenture reserve matter modification” means any modification to a reserve matter affecting the terms and conditions of one or more series of the 2005 and 2010 debt securities, pursuant to the 2005 Indenture.

Before soliciting any consent or vote of any holder of debt securities issued under the 2016 Indenture for any change to a reserve matter, the Republic will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of the Republic’s economic and financial circumstances that are in the Republic’s opinion, relevant to the request for the proposed modification, a description of the Republic’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if the Republic shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•

a description of the Republic’s proposed treatment of foreign debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if the Republic is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of any series of debt securities issued under the 2016 Indenture has approved any amendment, modification or change to, or waiver of, debt securities or the 2016 Indenture, or whether the required percentage of holders of debt securities of any series issued under the 2016 Indenture has delivered a notice of acceleration of such debt securities, debt securities will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by the Republic or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by the Republic or a public sector instrumentality, except that (x) debt securities held by the Republic or any public sector instrumentality of the Republic or by a corporation, trust or other legal entity that is controlled by the Republic or a public sector instrumentality that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not the Republic, a public sector instrumentality or a corporation, trust or other legal entity that is controlled by the Republic or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information that is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of the Republic, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

The Republic and the trustee may, without the vote or consent of any holder of debt securities of a series issued under the 2016 Indenture, amend the 2016 Indenture (as it refers to such series) or such debt securities issued under the 2016 Indenture for the purpose of:

•	adding to the Republic’s covenants for the benefit of the holders of the debt securities of that series;

•	surrendering any of the Republic’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the 2016 Indenture;

•

amending the debt securities of that series or the 2016 Indenture in any manner that the Republic and the trustee may determine, including amending the denomination of the debt securities, and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting a manifest error of a formal, minor or technical nature.

Further Issues of Debt Securities

The Republic may from time to time, without the consent of holders of the debt securities of series issued under the 2016 Indenture, create and issue additional debt securities pursuant to the 2016 Indenture having the same terms and conditions as the debt securities of such series in all respects, except for issue date, issue price, original interest accrual date and the first interest payment on the debt securities; provided, however, that any additional debt securities subsequently issued shall be issued, for U.S. federal income tax purposes, either (a) as part of the “same issue” as such debt securities or (b) in a “qualified reopening” of such debt securities, unless such additional debt securities have a separate CUSIP, ISIN or other identifying number from such debt securities. Such additional debt securities will be consolidated with and will form a single series with such debt securities.

Trustee

The 2016 Indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with the Republic or any of its affiliates without accounting for any profit resulting from these transactions.

Trustee Paying Agents; Transfer Agents; Registrar

The trustee will, as long as any debt securities issued under the 2016 Indenture remain outstanding, maintain a principal trustee paying agent, a transfer agent and a registrar in The City of New York. The Republic or the trustee, as the case may be, will give prompt notice to all holders of the debt securities issued under the 2016 Indenture of any future appointment or any resignation or removal of any trustee paying agent, transfer agent or registrar or of any change by any trustee paying agent, transfer agent or registrar in any of its specified offices.

In addition, the trustee will maintain a trustee paying agent in Luxembourg with respect to securities listed on the Luxembourg Stock Exchange, for so long they are listed and the rules of the Luxembourg Stock Exchange so require.

Notices

The Republic or the trustee, as the case may be, will mail notices to holders of certificated securities at their registered addresses as reflected in the books and records of the registrar. The Republic will consider any mailed notice to have been given five business days after it has been sent. The Republic will give notices to the holders of a global security in accordance with the procedures and practices of the depositary and such notices shall be deemed given upon actual receipt thereof by the depositary.

The Republic will also publish notices to the holders in (a) a leading newspaper having general circulation in Buenos Aires, The City of New York and London (which is expected to be La Nación or Ámbito Financiero, The Wall Street Journal and the Financial Times, respectively) and (b) if and so long as the securities are listed on the Euro MTF Market of the Luxembourg Stock Exchange and the rules of the exchange so require, in a leading newspaper having general circulation in Luxembourg (which is expected to be Luxemburger Wort) and on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. If publication in a leading newspaper in Luxembourg is not practicable, the Republic will publish such notices in a leading English language daily newspaper with general circulation in Europe. The Republic will consider any published notice to be given on the date of its first publication.

Prescription

Claims against the Republic for the payment of principal, interest, if any, or other amounts due on the debt securities issued under the 2016 Indenture will be prescribed unless made within five years, with respect to principal, and two years, with respect to interest, premium, if any, or other amounts due on the debt securities, in each case from the date on which such payment first became due, or a shorter period if provided by Argentine law.

Governing Law

The debt securities issued under the 2016 Indenture will be, and the 2016 Indenture is, governed by and construed in accordance with the laws of the State of New York unless otherwise specified in any series of debt securities, except with respect to the authorization and execution of the securities and the 2016 Indenture by and on behalf of Argentina, which shall be governed by and construed in accordance with the laws of Argentina.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

The debt securities issued under the 2016 Indenture and the 2016 Indenture provide that, subject to certain exceptions described below, the Republic will irrevocably submit to the exclusive jurisdiction of any New York state or U.S. federal court sitting in the Borough of Manhattan, the City of New York and the courts of Argentina and, in each case, any appellate court thereof (each, a “specified court”) in any suit, action or proceeding arising out of or relating to the securities or Argentina’s failure or alleged failure to perform any obligations under the securities against it or its properties, assets or revenues (a “related proceeding”). The Republic will irrevocably and unconditionally waive, to the fullest extent permitted by law, any objection that it may have to in any related proceeding brought in a specified court whether on the grounds of venue, residence or domicile or on the ground that such related proceeding has been brought in an inconvenient forum (except for any related proceeding relating to the securities laws of the United States or any state thereof).

Subject to certain limitations described below, the Republic has appointed Banco de la Nación Argentina, at its office located at 225 Park Avenue, New York, New York, 10169, to act as its authorized agent (the “authorized agent”) upon whom process may be served in any related proceeding, or any action or proceeding to enforce or execute any related judgment brought against the Republic in a specified court. This appointment is irrevocable with respect to any series of debt securities issued under the 2016 Indenture until all amounts in respect of the principal of and interest due on such debt securities has been provided to the trustee in accordance with the terms of the 2016 Indenture, except that, if for any reason, such authorized agent ceases to be able to act as authorized agent or to have an address in the Borough of Manhattan, The City of New York, the Republic will appoint another person to serve as authorized agent.

Subject to certain limitations described below, to the extent that the Republic or any of its revenues, assets or properties are entitled, in any jurisdiction in which any specified court is located, in which any related proceeding may at any time be brought against it or any of its revenues, assets or properties, or in any jurisdiction in which any specified court is located in which any suit, action or proceeding may at any time be brought for the purpose of enforcing or executing any judgment issued in any related proceeding (a “related judgment”), to any immunity from suit, from the jurisdiction of any such court, from set off, from attachment prior to judgment, from attachment in aid of execution of judgment, from execution of a judgment or from any other legal or judicial process or remedy, and to the extent that in any such jurisdiction there shall be attributed such an immunity, the Republic irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction, including the FSIA (and consents to the giving of any relief or the issue of any process in connection with any related proceeding or related judgment as permitted by applicable law, including the FSIA), provided, however, that such waiver shall not extend to and the Republic shall be immune in respect of and in relation to any suit, action or proceeding or enforcement of any Related Judgment against:

(i)	any reserves of the Central Bank;

(ii)	any property in the public domain located in the territory of the Republic, including property that falls within the purview of Sections 234 and 235 of the Civil and Commercial Code of the Republic;

(iii)	any property located in or outside the territory of the Republic that provides an essential public service;

(iv)

any property (whether in the form of cash, bank deposits, securities, third party obligations or any other methods of payment) of the Republic, its governmental agencies and other governmental entities relating to the performance of the budget, within the purview of Sections 165 through 170 of Law No. 11,672, Ley Complementaria Permanente de Presupuesto (t.o. 2014);

(v)

any property entitled to the privileges and immunities of the Vienna Convention on Diplomatic Relations of 1961 and the Vienna Convention on Consular Relations of 1963, including, but not limited to, property, premises and bank accounts used by the missions of the Republic;

(vi)	any property used by a diplomatic, governmental or consular mission of the Republic;

(vii)	taxes, duties, levies, assessments, royalties or any other governmental charges imposed by the Republic, including the right of the Republic to collect any such charges;

(viii)	any property of a military character or under the control of a military authority or defense agency of the Republic;

(ix)	property forming part of the cultural heritage of the Republic; or

(x)	property entitled to immunity under any applicable sovereign immunity laws.

The waiver of sovereign immunity described above will constitute only a limited and specific waiver for the purpose of the debt securities issued under the 2016 Indenture and the 2016 Indenture and under no circumstances shall it be interpreted as a general waiver of immunity by the Republic or a waiver of immunity with respect to proceedings unrelated to the debt securities issued under the 2016 Indenture or the 2016 Indenture.

The Republic, however, will reserve the right to plead sovereign immunity under the FSIA with respect to actions brought against it under the U.S. federal securities laws or any state securities laws and the appointment of an authorized agent does not extend to such actions.

Currency Indemnity

The Republic’s obligation to any holder under the debt securities of any series issued under the 2016 Indenture that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, the Republic agrees to pay the difference. The holder, however, agrees to reimburse the Republic for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If the Republic is in default of its obligations under such debt securities, however, the holder will not be obligated to reimburse the Republic for any excess.

Warrants

If the Republic issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, the Republic will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

The Republic may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between the Republic and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions the Republic may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries;

•	any other terms of the warrants.

The warrants will constitute direct, general, unconditional and unsubordinated obligations of the Republic and do not constitute indebtedness of the Republic.

Units

If Argentina issues units, it will file the applicable unit agreement and the form of unit with the SEC. The following description briefly summarizes the principal terms of the units and any unit agreement. You should read the applicable unit agreement, the form of unit, the applicable prospectus supplement and, if applicable, the collateral arrangements and depositary arrangements relating to the units, before making your investment decision.

Argentina may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security comprising that unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The prospectus supplement relating to a particular issue of units will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully-registered or global form.

Global Securities

DTC, Euroclear Bank S.A./N.V., or Euroclear, and Clearstream, Luxembourg, are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither the Republic nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

The warrants or debt securities will initially be issued to investors in global form, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. The Republic refers to the intangible debt securities represented by a global security as “book-entry” securities.

The Republic will deposit any global security it issues with a clearing system or its nominee. The global security will be registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

When you hold securities in this manner, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of the Republic and the trustee run only to the registered owner of the global security, which will be the relevant clearing system or its nominee or common depositary. For example, once the Republic arranges for payments to be made to the registered holder, the Republic will no longer be liable for the amounts so paid on the security, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from the Republic to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of a debt security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of the Republic.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•

you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•

you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•

none of the Republic, the trustee, any trustee paying agent, any registrar or any agent of the Republic or the trustee shall have any responsibility or obligation to any beneficial owner in a global security, or participant or other person with respect to the accuracy of the records of the relevant clearing system or its nominee or common depositary, with respect to any ownership interest in the securities or with respect to the delivery to any participant, beneficial owner or other person of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such securities. All notices and communications to be given to the holders and all payments to be made to holders under the securities and the Indenture will be given or made only to or upon the order of the registered holders (which shall be the relevant clearing system or its nominee or common depositary in the case of the global security). The rights of beneficial owners in the global security shall be exercised only through the relevant clearing system or its nominee or common depositary subject to the applicable procedures. The Republic, the trustee, any trustee paying agent, any registrar and any agent of the Republic or the trustee shall be entitled to rely and shall be fully protected in relying upon information furnished by the relevant clearing system or its nominee or common depositary with respect to its members, participants and any beneficial owners. The Republic, the trustee, any trustee paying agent, any registrar and any agent of the Republic or the trustee shall be entitled to deal with the relevant clearing system or its nominee or common depositary, that is the registered holder of any global security for all purposes relating to such global security (including the payment of principal, premium, if any, and interest and additional amounts, if any, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such global security) as the sole holder of such global security and shall have no obligations to the beneficial owners thereof. None of the Republic, the trustee, any trustee paying agent, any registrar or any agent of the Republic or the trustee shall have any responsibility or liability for any acts or omissions of the relevant clearing system or its nominee or common depositary with respect to such global security, for the records of any such depositary, including records in respect of beneficial ownership interests in respect of any such global security, for any transactions between the relevant clearing system or its nominee or common depositary and any participant or between or among the relevant clearing system or its nominee or common depositary, any such participant and/or any holder or owner of a beneficial interest in such global security, or for any transfers of beneficial interests in any such global security.

The Clearing Systems

The following description reflects the Republic’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg. The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg. These systems could change their rules and procedures at any time, and the Republic takes no responsibility for their actions.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

The Republic will issue securities in certificated registered form only if:

•

the depositary notifies the Republic that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and the Republic does not appoint a successor depositary or clearing agency within 90 days;

•	The Republic decides it no longer wishes to have all or part of the securities represented by global security; or

•

the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to the Republic and to the trustee an indemnity under which it will agree to pay the Republic, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. The Republic and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If the Republic issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the Indenture in The City of New York, or at the office of any trustee paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

The Republic will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. The Republic may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of, or premium or interest on the securities.

TAXATION

Argentine Federal Taxation

The following discussion summarizes certain aspects of Argentine federal taxation that may be relevant to you if you are a holder of debt securities who is an individual that is a non-resident of Argentina or a legal entity that is neither organized in, nor maintains a permanent establishment in Argentina (a “Non-Resident Holder”). This summary may also be relevant to you if you are a Non-Resident Holder in connection with the holding and disposition of the debt securities. The summary is based on Argentine laws, rules and regulations now in effect, all of which may change.

This summary is not intended to constitute a complete analysis of the tax consequences under Argentine law of the receipt, ownership or disposition of the debt securities, in each case if you are a non-resident of Argentina, nor to describe any of the tax consequences that may be applicable to you if you are a resident of Argentina.

If you (i) purchase debt securities pursuant to this offering, and (ii) are a Non-Resident Holder, the receipt of debt securities will not result in any withholding or other Argentine taxes. Provided that all acts and contracts necessary for the purchase of the debt securities are executed outside Argentina by Non-Resident Holders, the purchase of debt securities pursuant to this offering will not be subject to any stamp or other similar Argentine taxes.

Under Argentine law, as currently in effect, if you are a Non-Resident Holder, interest and principal payments on the debt securities will not be subject to Argentine income or withholding tax if you have your residence in a country considered as cooperative in terms of fiscal transparency and that the funds used to purchase the debt securities came from a country considered as cooperative in terms of fiscal transparency. If you are a Non-Resident Holder and you obtain capital gains resulting from any trade or disposition of debt securities, you will not be subject to Argentine income or other taxes if you have no connection with the Republic other than as a holder of an interest in the debt securities provided that you have your residence in a country considered as cooperative in terms of fiscal transparency or the funds used to purchase the debt securities came from a country considered as cooperative in terms of fiscal transparency.

If you are a Non-Resident Holder, provided that no bank account opened in an Argentine banking institution is used to receive capital or interest from the debt securities or the price of the sale of the debt securities, no Argentine tax (such as tax on debits and credits) would apply on said movement of funds.

If you are an individual or company that is resident in Argentina for tax purposes, please note that the aforementioned tax consequences may differ. Please refer to your tax advisors for the specific tax treatment applicable to you.

Please refer to the prospectus supplement relating to the debt securities or warrants you are investing in for a description of aspects of Argentine federal taxation specifically applicable to such investment.

United States Federal Taxation

The following is a discussion of material U.S. federal income tax considerations that may be relevant to you if you are a beneficial owner of a debt security. You will be a U.S. Holder if you are the beneficial owner of a debt security and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the debt securities. You will be a non-U.S. Holder if you are a beneficial owner of a debt security and you are not a U.S. Holder. This discussion deals only with holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, a partnership and the partners therein, tax-exempt organization, a non-U.S. person who is an individual present in the United States for 183 days or more within a taxable year or a person whose “functional currency” is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances. The tax consequences of holding a particular debt security will depend, in part, on the particular terms of such debt security as set forth in the applicable prospectus supplement.

This summary is based on the U.S. Internal Revenue Code, U.S. Treasury Regulations, and administrative and judicial interpretations thereof in effect and available as of the date of this prospectus, all of which are subject to change. Any change could apply retroactively and could affect the continued validity of this discussion. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

U.S. Holders

If you are a U.S. Holder, payments of “qualified stated interest” (as defined below under “Original Issue Discount”) on a debt security and additional amounts, if any, but excluding any pre-issuance accrued interest, will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If payments of this kind are made with respect to a debt security denominated in a single currency other than the U.S. dollar (a “Foreign Currency Debt Security”) and you use the cash method of accounting, the amount of interest income realized will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. If you use the accrual method of accounting for tax purposes, you will accrue interest income on the debt security in the relevant foreign currency and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within your taxable year), or, at your election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if this date is within five business days of the last day of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Foreign Currency Debt Security if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Amounts attributable to pre-issuance accrued interest will generally not be includable in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date you acquired the debt security and the first Interest Payment Date. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the debt security.

Book/Tax Conformity. U.S. holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

Original Issue Discount. If the Republic issues debt securities at a discount from their stated redemption price at maturity (as defined below), and the discount is equal to or more than the product of one-fourth of one percent (0.25 percent) of the stated redemption price at maturity of such debt securities multiplied by the number of full years to their maturity (the “de minimis threshold”), such debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and the stated redemption price at maturity of such debt securities will be the “original issue discount” (“OID”). The “issue price” of a debt security will be the first price at which a substantial amount of the debt securities is sold to the public (i.e., excluding sales of the debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under a debt security other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of the debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices. If you hold an Original Issue Discount Debt Security, you generally will be subject to special tax accounting rules for obligations issued with OID. You should be aware that, as described in greater detail below, you generally must include OID in ordinary gross income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, if you are the holder of an Original Issue Discount Debt Security, regardless of whether you use the cash or the accrual method of tax accounting, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on the debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. If you are the initial holder, the amount of OID on an Original Issue Discount Debt Security allocable to each accrual period is determined by (a) multiplying the “adjusted issue price” (as defined below) of the Original Issue Discount Debt Security at the beginning of the accrual period by its yield to maturity (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest allocable to that accrual period. The “yield to maturity” of a debt security is the discount rate that causes the present value of all payments on the debt security as of its original issue date to equal the issue price of the debt security. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to the debt security in all prior accrual periods. As a result of this “constant yield” method of including OID in income, the amounts includible in income by you in respect of an Original Issue Discount Debt Security denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in your income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount paid by the U.S. Holder for the debt security) under the constant-yield method described above. If you purchase debt securities at a premium or bearing market discount, you will also be deemed to have made the election (discussed below in “—Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant-yield basis.

In the case of an Original Issue Discount Debt Security that is also a Foreign Currency Debt Security, you should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in the relevant currency using the constant-yield method described above, and (b) translating the amount of the relevant currency so derived at the average exchange rate in effect during that accrual period (or portion thereof within your taxable year) or, at your election (as described above under “—Payments of Interest”), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period. Because exchange rates may fluctuate, if you hold an Original Issue Discount Debt Security that is also a Foreign Currency Debt Security, you may recognize a different amount of OID income in each accrual period than would the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. All payments on an Original Issue Discount Debt Security, other than payments of qualified stated interest, will generally be viewed first as payments of previously accrued OID to the extent thereof, with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

If you are a subsequent U.S. Holder of an Original Issue Discount Debt Security that purchases the debt security at a cost less than its remaining redemption amount (as defined below), or you are an initial U.S. Holder that purchases an Original Issue Discount Debt Security at a price other than the debt security’s issue price, you also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire the Original Issue Discount Debt Security at a price greater than its adjusted issue price, you are required to reduce your periodic inclusions of OID income to reflect the premium paid over the adjusted issue price. The “remaining redemption amount” for a debt security is the total of all future payments to be made on the debt security other than payments of qualified stated interest.

Floating Rate Debt Securities generally will be treated as “variable rate debt instruments” under applicable Treasury Regulations. Accordingly, the stated interest on a Floating Rate Debt Security generally will be treated as “qualified stated interest” and such a debt security will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a Floating Rate Debt Security qualifying as a “variable rate debt instrument” is an Original Issue Discount Debt Security, for purposes of determining the amount of OID allocable to each accrual period under the rules above, the debt security’s “yield to maturity” and “qualified stated interest” will generally be determined as though the debt security bore interest in all periods at a fixed rate determined at the time of issuance of the debt security. Additional rules may apply if interest on a Floating Rate Debt Security is based on more than one interest index. If a Floating Rate Debt Security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules (the “Contingent Payment Regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“Contingent Debt Obligations”). A detailed description of the tax considerations relevant to U.S. Holders of any such debt securities will be provided in the applicable Pricing Supplement.

Certain debt securities may be subject to special redemption, repayment or interest rate reset features, as indicated in the applicable Pricing Supplement. Debt securities containing such features, in particular Original Issue Discount Debt Securities, may be subject to special rules that differ from the general rules discussed above. If you purchase debt securities with such features, you should carefully examine the applicable Pricing Supplement and should consult your own tax advisor with respect to the debt securities since the tax consequences with respect to such features, and especially with respect to OID, will depend, in part, on the particular terms of the debt securities.

If a debt security provides for a scheduled Accrual Period that is longer than one year (for example, as a result of a long initial period on a debt security with interest is generally paid on an annual basis), then stated interest on the debt security will not qualify as “qualified stated interest” under the applicable Treasury Regulations. As a result, the debt security would be an Original Issue Discount Debt Security. In that event, among other things, if you are a cash-method U.S. Holder, you will be required to accrue stated interest on the debt security under the rules for OID described above, and you will be required to accrue OID that would otherwise fall under the de minimis threshold regardless of your method of accounting for tax purposes.

Purchase, Sale and Retirement of debt securities. Your tax basis in a debt security generally will equal the cost of the debt security to you, increased by any amounts includible in your income as original issue discount and market discount and reduced by any amortized premium (each as described below) and any payments other than payments of qualified stated interest made on such debt security. In the case of a Foreign Currency Debt Security, the cost of such debt security to you will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. In the case of a Foreign Currency Debt Security that is traded on an established securities market, if you are a cash basis U.S. Holder (and if you are an accrual basis U.S. Holder that so elects), you will determine the U.S. dollar value of the cost of such debt security by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of original issue discount, market discount and premium denominated in a relevant currency will be determined in the manner described under “Original Issue Discount” and “Premium and Market Discount” above. The conversion of U.S. dollars to a relevant currency and the immediate use of the relevant currency to purchase a Foreign Currency Debt Security generally will not result in taxable gain or loss for you.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction (less any accrued qualified stated interest, which will be taxable as such) (b) and your tax basis in the debt security. If you receive a currency other than the U.S. dollar in respect of the sale, exchange or retirement of a debt security, the amount realized will be the U.S. dollar value of the relevant currency received calculated at the exchange rate in effect on the date the instrument is disposed of or retired. In the case of a Foreign Currency Debt Security that is traded on an established securities market, if you are a cash basis U.S. Holder (and if you are an accrual basis U.S. Holder that so elects), you will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. The election available to you if you are an accrual basis U.S. Holder in respect of the purchase and sale of Foreign Currency Debt Securities traded on an established securities market, discussed above, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

The gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss. Except as discussed below with respect to market discount, Short-Term Debt Securities (as defined below) and foreign currency gain or loss, the gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. Holder and certain other non-corporate U.S. Holders generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. Holders to offset capital losses against ordinary income is limited.

Gain or loss recognized by you on the sale, exchange or retirement of a Foreign Currency Debt Security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held such debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the debt securities.

Premium and Market Discount. If you purchase the debt security at a cost greater than its remaining redemption amount, you will be considered to have purchased the debt security at a premium, and may elect to amortize the premium (as an offset to interest income), using a constant-yield method, over the remaining term of the debt security. Such election, once made, generally applies to all bonds held or subsequently acquired by you on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you elect to amortize the premium, you must reduce your tax basis in a debt security by the amount of the premium amortized during its holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the OID rules described above. In the case of premium in respect of a Foreign Currency Debt Security, you should calculate the amortization of the premium in the relevant currency. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by you for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a debt security based on the difference between the exchange rate on the date or dates the premium is recovered through interest payments on the debt security and the exchange rate on the date on which you acquired the debt security. If you do not elect to amortize bond premium, the amount of bond premium will be included in your tax basis when the debt security matures or you dispose of the debt security. Therefore, if you do not elect to amortize such premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase the debt security at a price that is lower than its remaining redemption amount, or in the case of an Original Issue Discount Debt Security, a price that is lower than its adjusted issue price, by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the debt security will be considered to have “market discount.” In such case, gain realized by you on the disposition of the debt security generally will be treated as ordinary income to the extent of the market discount that accrued on the debt security while you held the debt security. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the debt security. In general terms, market discount on a debt security will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant-yield method. You will accrue market discount on a Foreign Currency Debt Security in the relevant currency. The amount includible your income in respect of such accrued market discount will be the U.S. dollar value of the amount accrued, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any accrued market discount on a Foreign Currency Debt Security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within your taxable year). Any such election, if made, applies to all market discount bonds acquired by you on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Short-Term Debt Securities. The rules set forth above will also generally apply to debt securities having maturities of not more than one year (“Short-Term Debt Securities”), but with certain modifications.

First, applicable Treasury Regulations treat none of the interest on a Short-Term Debt Security as qualified stated interest. Thus, all Short-Term Debt Securities will be Original Issue Discount Debt Securities. OID will be treated as accruing on a Short-Term Debt Security ratably, or at your election, under a constant yield method.

Second, if you are a U.S. Holder of a Short-Term Debt Security that uses the cash method of tax accounting and are not a bank, securities dealer, regulated investment company or common trust fund, and do not identify the Short-Term Debt Security as part of a hedging transaction, you will generally not be required to include OID in income on a current basis. If you are such a U.S. Holder, you may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such debt security until the Maturity of the debt security or its earlier disposition in a taxable transaction. In addition, you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the OID accrued with respect to the debt security during the period you held the debt security. Notwithstanding the foregoing, if you are a cash-basis U.S. Holder of a Short-Term Debt Security, you may elect to accrue OID into income on a current basis or to accrue the “acquisition discount” on the debt security under the rules described below. If you elect to accrue OID or acquisition discount, the limitation on the deductibility of interest described above will not apply.

A U.S. Holder using the accrual method of tax accounting and certain cash-basis U.S. Holders (including banks, securities dealers, regulated investment companies and common trust funds) generally will be required to include original issue discount on a Short-Term Debt Security in income on a current basis. Alternatively, a U.S. Holder of a Short-Term Debt Security can elect to accrue the “acquisition discount,” if any, with respect to the debt security on a current basis. If such an election is made, the OID rules will not apply to the debt security. Acquisition discount is the excess of the Short-Term Debt Security’s stated redemption price at maturity (i.e., all amounts payable on the Short-Term Debt Security) over the purchase price. Acquisition discount will be treated as accruing ratably or, at your election, under a constant-yield method based on daily compounding.

Finally, the market discount rules will not apply to a Short-Term Debt Security.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments. The Contingent Payment Regulations, which govern the tax treatment of Contingent Debt Obligations, generally require accrual of interest income on a constant-yield basis in respect of such obligations at a yield determined at the time of their issuance, and may require adjustments to such accruals when any contingent payments are made. A detailed description of the tax considerations relevant to U.S. Holders of any Contingent Debt Obligations will be provided in the applicable Pricing Supplement.

Foreign Currency Debt Securities and Reportable Transactions. A U.S. Holder that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. You may be required to treat a foreign currency exchange loss relating to a Foreign Currency Debt Security as a reportable transaction if the loss exceeds $50,000 in a single taxable year if you are an individual or trust, or higher amounts for other U.S. Holders. In the event the acquisition, ownership or disposition of a Foreign Currency Debt Security constitutes participation in a “reportable transaction” for purposes of these rules, you will be required to disclose your investment to the IRS, currently on Form 8886. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You should consult your tax advisors regarding the application of these rules to the acquisition, ownership or disposition of Foreign Currency Debt Securities.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a non-U.S. Holder, payments or accruals of interest in respect of the debt securities generally will not be subject to U.S. federal income tax.

Further, if you are a non-U.S. Holder, any gain you realize on the sale, exchange or retirement of a debt security generally will be exempt from U.S. federal income tax, including withholding tax.

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the debt securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. If you fail to report the required information, you could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You should consult your own tax advisors concerning the application of these rules to your investment in the debt securities, including the application of the rules to your particular circumstances.

Information Reporting and Backup Withholding

Information returns are required to be filed with the U.S. Internal Revenue Service in connection with payments on the debt securities made to certain United States persons. You will be a United States person if you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (v) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the withholding agent or otherwise establish an exemption. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities.

If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a debt security generally will be allowed as a refund or a credit against the holder’s federal income tax liability as long as the holder provides the required information to the IRS in a timely manner.

The Proposed Financial Transaction Tax

The European Commission has published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (“FTT”) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “participating Member States”). However, Estonia has since stated that it will not participate.

The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the debt securities in certain circumstances.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the debt securities where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT remains subject to negotiation between participating Member States and the legality of the proposal is uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.

Prospective holders of the debt securities are advised to seek their own professional advice in relation to the FTT.

PLAN OF DISTRIBUTION

Terms of Sale

The Republic will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to the Republic from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

The Republic may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the Securities Act. The agents and underwriters may also be entitled to contribution from the Republic for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for the Republic in the ordinary course of business.

Method of Sale

The Republic may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If the Republic uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Republic may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

The Republic may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions the Republic may pay those agents.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

In addition, the Republic may offer the securities to holders of other securities issued or guaranteed by the Republic as consideration for the Republic’s purchase or exchange of the other securities or may solicit votes or consents to amend terms of such other securities. The Republic may conduct such an offer or solicitation either (a) through a publicly announced tender or exchange offer for, or solicitation with respect to, the other securities, (b) through privately negotiated or conducted transactions or solicitations or (c) by means of an amendment of outstanding securities relying on applicable collective action clauses. Any such offer may be made to holders of securities issued by the Republic in private transactions in the United States. The terms of the securities offered may differ from the terms of the securities privately offered in various respects, including but not limited to transfer restrictions. Offers of the type described in this paragraph may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

The Republic will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, the Republic cannot offer, sell or deliver such securities within the United States or to U.S. persons. When the Republic offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus that is identified as being derived from a publication of, or supplied by, the Republic or one of its agencies or instrumentalities relies on the authority of such publication as an official public document of the Republic. All other information in this prospectus, any prospectus supplement and in the registration statement for the securities that the Republic has filed with the SEC (of which this prospectus is a part) other than that which is included under the caption “Plan of Distribution,” is included as a public official statement made on the authority of Mr. Martín Guzmán, Minister of the Economy.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement or pricing supplement, the validity of the securities will be passed upon on behalf of the Republic by the Legal Undersecretary of the Ministry of the Economy of Argentina as to all matters of Argentine law, and Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to the Republic, as to all matters of U.S. law.

As to all matters of Argentine law, Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to the Republic named in the applicable prospectus supplement, may rely on the opinion of the Legal Undersecretary of the Ministry of the Economy of Argentina, and as to all matters of U.S. law, the Legal Undersecretary of the Ministry of the Economy of Argentina may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to the Republic named in the applicable prospectus supplement. Certain legal matters will be passed upon for the underwriters as to U.S. law and Argentine law by counsel to the underwriters named in the applicable prospectus supplement from time to time.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of Argentina in the United States is Adrián Roberto Nador, whose address is Embassy of the Republic of Argentina,1600 New Hampshire Ave., NW, Washington DC, 20009.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that the Republic has filed with the SEC. This prospectus does not contain all of the information provided in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Republic has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The Republic is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. The Republic has filed annual reports on Form 18-K with the SEC on a voluntary basis. These reports include certain financial, statistical and other information concerning the Republic. The Republic may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

The registration statement, including its various exhibits, is available to the public from the SEC’s website at www.sec.gov.

The SEC allows the Republic to incorporate by reference some information that the Republic files with the SEC. Incorporated documents are considered part of this prospectus. The Republic can disclose important information to you by referring you to those documents. The following documents, which the Republic has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•	the Republic’s annual report on Form 18-K for the year ended December 31, 2018 filed with the SEC on October 2, 2019 (File No. 033-70734) (the “2018 Annual Report”);

•	Amendment No. 1 on Form 18-K to the 2018 Annual Report filed with the SEC on March 9, 2020;

•	Amendment No. 2 on Form 18-K to the 2018 Annual Report filed with the SEC on April 14, 2020;

•	Amendment No. 3 on Form 18-K to the 2018 Annual Report filed with the SEC on April 20, 2020; and

•	each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the debt securities and/or warrants.

Later information that the Republic files with the SEC will update and supersede earlier information that it has filed.

ISSUER

The Republic of Argentina

Ministerio de Finanzas

Hipólito Yrigoyen 250

1310 City of Buenos Aires

Argentina

TRUSTEE, PRINCIPAL TRUSTEE PAYING AGENT, TRANSFER AGENT AND REGISTRAR

The Bank of New York Mellon

Attention: Corporate Trust

240 Greenwich Street, Floor 7E

New York, NY 10286

United States of America

LEGAL ADVISORS

To the Republic

As to U.S. federal and New York law: Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 United States of America	As to Argentine law: Procuración del Tesoro de la Nación Posadas 1641 1112 City of Buenos Aires Argentina
Legal Undersecretary of the Ministry of the Economy of Argentina Hipólito Yrigoyen 250 1086 City of Buenos Aires Argentina

Republic of Argentina

Debt Securities and/or Warrants

PROSPECTUS

, 2020

PART II

(That required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

1.	The following are the estimated expenses of the issuance and distribution of the securities being registered (in US$):

Registration fee	U.S.$6,554,900
Printer expenses	*
Legal fees and expenses	*
Total	*

*	Expenses are presently not known and cannot be estimated.

2.

The Registrant hereby agrees to furnish copies of the opinions of Cleary Gottlieb Steen & Hamilton LLP and of the Legal Secretary of the Ministry of the Economy (or other counsel named in the applicable prospectus supplement) with respect to the legality of each issuance of the debt securities and/or warrants under this registration statement, and to furnish copies of documents authorizing the issue of securities under this registration statement, and any other governmental approvals of the Registrant required in connection with such issue, in each case together with translations of the same into the English language, in a post-effective amendment to this registration statement or in an amendment to the Registrant’s annual report on Form 18-K or in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(a).	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b).

That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c).	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d).

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(e).

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement comprises:

(1)	The facing sheet.

(2)	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

(3)	An Explanatory Note.

(4)	Part I consisting of the Prospectus.

(5)	Part II consisting of pages II-1 to II-5.

(6)	The following exhibits:

	A.	Form of Underwriting Agreement.*

	B.	Indenture, including form of debt securities, dated April 22, 2016, between the Republic and The Bank of New York Mellon.**

	C.	Trust Indenture, including form of debt securities, dated June 2, 2005, between the Republic and The Bank of New York Mellon (formerly, The Bank of New York).***

	D.	Form of Warrant Agreement.*

	E.	Form of Warrant.*

	F.	Opinion of the Legal Undersecretary of the Ministry of Economy of the Republic of Argentina.****

	G.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York Counsel to the Republic.****

	H.	Consent of Martín Guzmán, Minister of the Economy of the Republic of Argentina (included on page II-4).

	I.	Consent of the Legal Undersecretary of the Ministry of Economy of the Republic of Argentina (included in Exhibit F).****

	J.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit G).****

*	To be filed by amendment to this registration statement or in any report filed under the U.S. Securities and Exchange Act of 1934 that is incorporated by reference in this registration statement.
**	Filed as an exhibit to the Registrant’s Registration Statement on Schedule B with File No. 333-216627 and incorporated herein by reference.
***	Form filed as an exhibit to the Registrant’s Registration Statement on Schedule B with File No. 333- 117111 and incorporated herein by reference.
****	Filed as an exhibit to the Registrant’s Registration Statement on Schedule B with File No. 333-237192 and incorporated herein by reference.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Argentina, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on the 21st day of April, 2020.

REPUBLIC OF ARGENTINA

By:	/s/ Martín Guzmán
Martín Guzmán Minister of the Economy

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement in the City of New York, New York on the 21st day of April, 2020.

By:	/s/ Adrian Roberto Nador
Adrian Roberto Nador Representative of the Republic of Argentina in the United States of America

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